      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 1999



                                                      REGISTRATION NO. 333-76093

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               MOBILE MINI, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               7359                              86-0748362
      (STATE OF INCORPORATION)           (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
                                         CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                             1834 WEST THIRD STREET
                              TEMPE, ARIZONA 85281
                                 (602) 894-6311
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             LAWRENCE TRACHTENBERG
                            EXECUTIVE VICE PRESIDENT
                             1834 WEST THIRD STREET
                              TEMPE, ARIZONA 85281
                                 (602) 894-6311
            (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                 WITH COPIES TO

                 JOSEPH P. RICHARDSON                                 RICHARD C. TILGHMAN, JR.
                   SHAWN E. SHEARER                                       WM. DAVID CHALK
                    BRYAN CAVE LLP                                     PIPER & MARBURY L.L.P.
         TWO NORTH CENTRAL AVENUE, SUITE 2200                         36 SOUTH CHARLES STREET
                PHOENIX, ARIZONA 85004                               BALTIMORE, MARYLAND 21201
              TELEPHONE: (602) 364-7000                              TELEPHONE: (410) 539-2530
                 FAX: (602) 364-7070                                    FAX: (410) 539-0489

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]
------------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                           SUBJECT TO COMPLETION

                                                                     MAY 5, 1999


                                3,100,000 SHARES
                            [MOBILE MINI, INC. LOGO]

                                  COMMON STOCK

                            ------------------------

     Mobile Mini, Inc. is a leading provider of portable storage solutions. We are offering 2,500,000 shares of our common stock and the selling stockholders named in this prospectus are offering 600,000 shares.

     Our common stock is traded on the Nasdaq National Market under the symbol "MINI". On April 15, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $12.50 per share.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.


                                                              PER SHARE      TOTAL
                                                              ---------    ---------
Public offering price.......................................  $            $
Underwriting discounts and commissions......................  $            $
Proceeds, before expenses, to Mobile Mini, Inc. ............  $            $
Proceeds to selling stockholders............................  $            $

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Mobile Mini, Inc. has granted the underwriters the right to purchase up to 465,000 additional shares of common stock at the public offering price less underwriting discounts and commissions to cover any over-allotments.

                            ------------------------

     The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares being offered against payment in
Baltimore, Maryland on             , 1999.

BT ALEX. BROWN                                         A.G. EDWARDS & SONS, INC.

                         MORGAN KEEGAN & COMPANY, INC.

                                           PEACOCK, HISLOP, STALEY & GIVEN, INC.


                                          , 1999

                                      [IFC

                                 4 COLOR WORK]

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    3
Risk Factors................................................    8
Use of Proceeds.............................................   13
Price Range of Common Stock and Dividend Policy.............   13
Capitalization..............................................   14
Selected Consolidated Financial and Operating Data..........   15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   17
Business....................................................   23
Management..................................................   31
Principal and Selling Stockholders..........................   34
Description of Common Stock and Other Securities............   35
Plan of Distribution........................................   37
Validity of the Shares......................................   39
Experts.....................................................   39
Where You Can Get Additional Information....................   39
Incorporation of Certain Documents by Reference.............   39
Index to Financial Statements...............................  F-1

                                    SUMMARY

     The following summary highlights selected information from this prospectus and may not include all of the information that is important to you. To more fully understand our business and this offering, you should read the entire prospectus carefully, including the risk factors and our financial statements and related notes which begin on page F-1.

                               MOBILE MINI, INC.

OUR BUSINESS

     We believe we are the nation's largest provider of portable storage solutions through our lease fleet of over 26,000 portable storage units. We currently operate 13 branches located in seven southwestern and western states. Our portable storage products offer secure, temporary storage with immediate access. We have a diversified customer base of over 28,000 retailers, small and large businesses, construction companies, schools, governmental entities and homeowners. Our customers use our products for a wide variety of applications, including the storage of retail and manufacturing inventory, construction materials and equipment, documents and records and household goods. We obtain our portable storage units by purchasing used ocean-going containers (ISOs), which we refurbish and modify, and by manufacturing our own units. We offer a wide range of products in varying lengths and widths with an assortment of customized features such as our patented security system, multiple doors, electrical wiring and shelving. We believe we offer superior, differentiated products and the broadest range of portable storage products in the industry.

OUR MARKET OPPORTUNITY

     The portable storage industry is evolving and is currently highly fragmented with no national service provider. We believe this industry will continue to expand as the advantages of portable storage become more widely known. Portable storage brings the storage solution to the customer's location and addresses the need for secure, temporary storage with immediate access. Our portable storage products are primarily used by businesses rather than consumers. We believe that there are many markets in the United States where demand for portable storage products is underdeveloped and underserved. Many existing industry participants provide portable storage through unimproved ocean-going shipping containers or old over-the-road trailers. We believe our superior products and our professional, service-oriented approach allow us to both capture market share and expand market awareness of portable storage solutions when we enter a new market. Our goal is to become the leading national provider of portable storage.

OUR LEASING FOCUS


     In 1996, we initiated a strategy of focusing on leasing instead of selling our portable storage units. Since then, we have increased our lease fleet by 14,500 units, or approximately 128%. We initiated this strategic shift because we believe leasing allows us to achieve strong growth, improved profitability and increased predictability of our business. We believe our leasing model is highly attractive because portable storage units:


     - Provide predictable, recurring revenues from leases with an average duration of 20 months

     - Have average monthly rental rates which recoup our unit investment in 26 months

     - Have useful lives exceeding 20 years, low maintenance and high residual values

     - Produce incremental leasing operating margins above 60%

As a result of shifting our focus to leasing, we have achieved substantial increases in both revenues and profitability. In the past three years, our leasing revenues have increased from $15.5 million to $36.5 million, and we have achieved internal growth exceeding 30% compounded annually. Over the same period, we have increased our operating income from $4.6 million to $13.3 million and improved our operating margin from 11.4% to 25.3%.

     We believe that our competitive strengths and growth strategy, as outlined below, will help us achieve our goal of becoming the leading national provider of portable storage.

OUR COMPETITIVE STRENGTHS

     Market Leadership. We are the largest provider of portable storage solutions in most of our markets. We believe we are creating brand awareness and that "Mobile Mini" is associated with high quality portable storage products and superior customer service.

     Superior, Differentiated Products. We offer the industry's broadest range of portable storage products with many customized features which differentiate our products from those of our competition.

     Customer Service Focus. We believe the portable storage industry is highly service intensive and essentially local. Our entire organization is focused on providing high levels of customer service and our salespeople work out of our branch locations to better understand local market needs.

     Diverse Customer Base. We have more than 28,000 customers across a wide range of industries. We believe this diversity reduces our susceptibility to economic downturns in our markets or in any of the industries in which our customers operate. Our diverse customer base also demonstrates the broad applications for our products and our opportunity to create future demand through target marketing.

     Customized Management Information Systems. We have recently made substantial investments in our management information systems to optimize fleet utilization, capture detailed customer data, improve financial performance and support our growth.

     Flexibility Afforded by Manufacturing. Our manufacturing capability allows us to offer a wide range of products and features and to develop new product applications. It also provides us with an additional supply of units in addition to ocean shipping containers.

OUR GROWTH STRATEGY

     Focus on Core Portable Storage Leasing Business. We will continue to focus on growing our core leasing business and lease fleet as they produce predictable, recurring revenues and high operating margins.

     Increase Penetration of Existing Markets. We have been able to generate strong internal growth from our existing markets through aggressive marketing and lease fleet growth. We believe that by increasing awareness of the benefits of portable storage, we can continue to increase leasing revenues in our existing markets.

     Accelerate Branch Expansion. We believe our branch model can be introduced to many more markets throughout the United States. In 1998, we opened four new branches, three of which were through acquisitions. We intend to accelerate our branch openings to capitalize on our market opportunity.

     Develop New Products. We have historically been able to introduce new products and features that expand the applications and overall market for our storage products. Recent examples include our 10-foot wide unit, which provides 40% more usable storage space than a standard eight-foot wide unit, and our new records storage unit, which provides an accessible alternative to traditional document storage facilities.

                            ------------------------

     Our principal executive offices are located at 1834 West Third Street, Tempe, Arizona 85281, and our telephone number is (602) 894-6311.

                              RECENT DEVELOPMENTS


     Preliminary First Quarter Results.



     On April 26, 1999, we announced preliminary results for the first quarter of 1999. Our net income for the quarter was $1.3 million, or $0.15 per diluted share of common stock, compared to net income for the first quarter of 1998 of $533,000, or $0.07 per diluted share of common stock. Total revenues in the first quarter of 1999 increased to $13.2 million from $10.7 million in the first quarter of 1998. Leasing revenues represented 76.0% of total revenues for the first quarter of 1999, compared to 69.9% for the first quarter of 1998. Leasing revenues in the first quarter of 1999 increased by 33.2% to $10.0 million from $7.5 million in the first quarter of 1998. Over the same period, we have increased our operating income from $2.4 million to $3.8 million and improved our operating margin from 22.0% to 28.6%.


     National Security Containers, L.L.C. Acquisition.


     On April 30, 1999, we acquired substantially all of the assets of National Security Containers, L.L.C., a portable storage leasing company, for total consideration of $25.5 million. We paid $17.5 million in cash and issued shares of our redeemable Series B convertible preferred stock valued at $8 million. We will redeem those shares with a portion of the proceeds of this offering.



     National Security Containers leased portable storage units from its nine branches in Phoenix, Tucson, Dallas, San Antonio, Houston, Memphis, New Orleans, Denver and Colorado Springs. We currently have branches in six of these nine cities, and over time, we plan to integrate National Security Containers' operations with our existing branches in those cities. Through this acquisition, we entered three new markets: Colorado Springs, Memphis and New Orleans. For the nine month period from April 1, 1998 to December 31, 1998, National Security Containers had revenues of about $7 million and operating income of about $1.8 million.


     Tulsa Branch.

     On March 31, 1999, we opened a start-up branch in Tulsa, Oklahoma.

     Increase in Credit Facility.

     Effective April 1, 1999, we amended our revolving credit facility to increase the maximum amount we can borrow from $75 million to $90 million.

                                  THE OFFERING

     The following table, and similar information throughout this prospectus relating to shares to be outstanding after this offering, assumes that the underwriters do not exercise the option we granted them to purchase up to 465,000 additional shares:


Common stock offered by Mobile Mini.....................  2,500,000 shares
Common stock offered by selling stockholders............  600,000 shares
Common stock to be outstanding after this offering......  10,670,451 shares(1)
Use of proceeds.........................................  We intend to use the net proceeds of this offering to fund fleet and branch
                                                          expansion, for working capital and to
                                                          redeem our Series B convertible preferred
                                                          stock which we issued in payment of a
                                                          portion of the purchase price in our
                                                          acquisition of the assets of National
                                                          Security Containers, L.L.C. Pending these
                                                          uses, we will use the net proceeds to
                                                          reduce borrowings outstanding under our
                                                          credit facility. We will not receive any
                                                          proceeds from the shares offered by the
                                                          selling stockholders.
Nasdaq National Market symbol...........................  MINI


---------------

     (1) Excludes 912,750 shares of common stock issuable upon exercise of options outstanding on March 31, 1999, with a weighted average exercise price of $6.06 per share. Also excludes 182,625 shares of common stock issuable upon exercise of warrants outstanding on March 31, 1999, with an exercise price of $5.00 per share.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                     YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------
                                         1994      1995       1996       1997       1998
                                        ------    -------    -------    -------    -------
STATEMENTS OF OPERATIONS DATA:
  Revenues:
     Leasing..........................  $9,603    $15,461    $17,876    $24,870    $36,461
     Sales............................  18,481     24,265     23,619     20,528     15,623
     Other............................     266        458        931        685        593
                                        ------    -------    -------    -------    -------
          Total revenues..............  28,350     40,184     42,426     46,083     52,677
  Income from operations..............   2,959      4,585      4,743      8,698     13,338
  Income before extraordinary item....     956        777        480      2,200      4,484
  Net income (loss) available to
     common shareholders..............     956       (473)(1)      70     2,200      4,484
  Diluted net income (loss) per
     share............................  $ 0.21    $ (0.10)   $  0.01    $  0.32    $  0.53
                                        ======    =======    =======    =======    =======
  Diluted weighted average shares
     outstanding......................   4,497      4,835      6,744      6,800      8,417

OPERATING DATA:
  Lease fleet units (at year
     end)(2)..........................   8,641     11,295     13,600     18,051     25,768
  Lease fleet utilization.............    89.6%      91.4%      89.7%      85.7%      87.0%
  Number of branches (at year end)....       6          8          8          8         12
  Operating margin....................    10.4%      11.4%      12.8%(3)    18.9%     25.3%



                                                                 AT DECEMBER 31, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(4)
                                                              --------    --------------
BALANCE SHEET DATA:
  Lease fleet, net(2).......................................  $ 76,590       $ 76,590
  Total assets..............................................   116,790        116,790
  Total debt................................................    71,900         67,934
  Stockholders' equity......................................    29,872         59,338


---------------
(1) After a $1,250,000 imputed dividend paid to preferred stockholders in 1995. In 1996, this preferred stock was converted to 1,904,324 shares of common stock.


(2) Excludes modular units on lease prior to 1998.



(3) Excludes a $700,000 (pre-tax) restructuring charge related to discontinuance of our modular building program.



(4) As adjusted to give effect to the sale of 2,500,000 shares of common stock we are offering, at an assumed price to the public of $12.6875 per share, and the application of the estimated net proceeds to reduce borrowings outstanding under our credit facility and to redeem our Series B preferred stock we issued in the acquisition of substantially all of the assets of National Security Containers, L.L.C. as set forth under "Use of Proceeds."

                                  RISK FACTORS

     This offering and our business involve various risks and uncertainties. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in our common stock. If any of the following risks and uncertainties actually occur, our business and results of operations could be materially adversely affected. This could cause the market price of our common stock to decline, and you may lose part or all of your investment.

RISKS OF MANAGING OUR GROWTH

     Our future performance will depend in large part on our ability to manage our planned growth. Our recent growth has strained our management, human and other resources. Our anticipated future growth may place additional strains on these resources while we try to integrate the operations of our acquisitions and new branches and adjust to operating in new markets. To successfully manage this growth, we must continue to add managers and employees and improve our operating, financial and other internal procedures and controls. We also must effectively motivate, train and manage our employees. We cannot be sure that we can integrate our recent and future acquisitions and new branches into our operations. If we do not manage our growth effectively, some of our acquisitions and new branches may fail and we may have to close unprofitable locations. Closing a branch would likely result in additional expenses which would cause our operating results to suffer.

OUR COMPANY OPERATES WITH A HIGH AMOUNT OF DEBT

     Our operations are very capital intensive, and we operate with a high amount of debt relative to our size. Typically, we borrow 80% to 90% of the cost of a finished portable storage unit. We have a credit facility with a group of banks. Under the credit facility, we can borrow up to $90 million on a revolving loan basis, which means that amounts repaid may be reborrowed. As of April 1, 1999, we had borrowed $60.9 million under our credit facility, leaving $9.9 million available for further borrowing under the credit facility's borrowing base. Our high amount of debt makes us more vulnerable to a downturn in the general economy or in the industries we serve. In addition, amounts we borrow under our credit facility bear interest at a variable rate. Because these rates change with prevailing interest rates, higher prevailing interest rates would increase the amount of interest we have to pay on our debt. This could have a material adverse effect on our profitability and our ability to grow as quickly as we are planning.

     Under our credit facility, we must comply with a variety of covenants and restrictions. These include minimum tangible net worth, operating income and lease fleet utilization requirements. The terms of our credit facility also limit our capital expenditures, acquisitions, additional debt and repurchases of our common stock as well as prohibit us from paying cash dividends. These covenants and restrictions could limit our ability to respond to market conditions and restrict our planned growth. In addition, if we fail to comply with these covenants and restrictions, the lenders have the right to refuse to lend us additional funds, and they may require early payment of amounts we owe them. If we default, our lenders may foreclose on most of our assets, including our portable storage unit fleet. If this happens, we may be unable to fund our operations. This could require us to scale back our leasing activities.

ADDITIONAL DEBT OR EQUITY FINANCING WILL BE NECESSARY TO SUSTAIN OUR GROWTH

     Our ability to grow will depend in part on our ability to obtain additional debt financing and to raise additional equity capital by issuing additional shares of our stock. We cannot be sure, however, that we will be able to obtain the necessary debt financing or equity capital on acceptable terms. Also, additional debt financing or the sale of additional equity securities may cause the market price of our common stock to decline. If we are unable to raise additional debt financing or equity capital on acceptable terms, we may have to curtail our growth by delaying our lease fleet expansion or new branch openings.

OUR OPERATING RESULTS AND FINANCIAL PERFORMANCE MAY FLUCTUATE

     Demand for leases of our portable storage units is stronger from September through December because retailers need to store more inventory for the holiday season. Our retail customers usually return leased units to us early in the following year. As a result, we experience lower lease fleet utilization rates during the first quarter of each year.

     Our results of operations may fluctuate significantly from period to period due to a variety of factors which affect demand for our portable storage units. These factors include:

     - general economic and industry conditions;

     - availability and cost of used ocean-going shipping containers;

     - changes in our marketing and sales expenditures;

     - pricing pressures from our competitors;

     - market acceptance of our portable storage units, particularly in new markets we enter;

     - the timing and number of new branches we acquire or start-up; and

     - the introduction and timing of new products or features by ourselves or our competitors.

THERE ARE RISKS TO OUR GROWTH STRATEGY

     Our strategy is to grow in part through branch expansion, either by acquisitions or new branch openings. This strategy involves a number of risks, including the following:

     - we may not find suitable acquisition targets or locations for new branches;

     - competition for acquisition candidates could cause purchase prices to significantly increase;

     - we may fail to adequately integrate the operations we acquire into our existing business structure;

     - the costs of completing an acquisition and then integrating and operating it could be higher than we expect; and

     - we may acquire a branch or start one in a new market that turns out not to have enough demand for our portable storage units to make the branch profitable.

A SLOWDOWN IN THE ECONOMY COULD REDUCE DEMAND FROM SOME OF OUR CUSTOMERS

     In 1998, customers in the construction and retail industries accounted for a majority of our leasing and sales revenues. These industries tend to be cyclical and particularly susceptible to slowdowns in the overall economy. If an economic slowdown occurs, we are likely to experience less demand for leases and sales of our products from customers in the construction and retail sales industries. This could have a material adverse effect on our business and results of operations.

THERE IS UNCERTAINTY AND RISK IN THE SUPPLY AND PRICE OF USED ISO SHIPPING CONTAINERS

     We purchase, refurbish and modify used ISO shipping containers in order to expand our lease fleet. The availability of these containers depends in part on the level of international trade and overall demand for containers in the ocean cargo shipping business. When international shipping increases, the availability of used ISO shipping containers for sale often decreases, and the price of available containers increases. Conversely, an oversupply of used ISO shipping containers may cause container prices to fall. Our competitors may then lower the lease rates on their storage units. As a result, we may need to lower our lease rates to remain competitive. This would decrease our revenues and our earnings.

     Several types of businesses purchase used ISO shipping containers. These include various freight transportation companies, freight forwarders and commercial and retail storage companies. Some of these companies have greater financial resources than we do. As a result, if the number of available containers for sale decreases, these competitors may be able to absorb an increase in the cost of containers, while we could not. If used ISO shipping container prices increase substantially, we may not be able to manufacture enough new units to grow our fleet. These price increases also could increase our expenses and reduce our earnings.

     The amount we can borrow under our credit facility depends in part on the value of the portable storage units in our lease fleet. If the value of our lease fleet declines, we cannot borrow as much. Therefore, we may be unable to add as many units to our fleet as we would like. Also, we are required to satisfy several covenants with our lenders that are affected by changes in the value of our lease fleet. We would breach some of these covenants if the value of our lease fleet drops below specified levels.

WE FACE SIGNIFICANT COMPETITION

     We face competition from several local companies and usually from one or two regional companies in all of our current markets. Our competitors include lessors of storage units, used over-the-road trailers and other structures used for portable storage. We also compete with conventional fixed self-storage facilities to a lesser extent. We compete primarily in terms of product quality and availability, lease rates and customer service. Some of our competitors have less debt, greater market share and greater financial resources and pricing flexibility than we do. Sometimes, a competitor will lower its lease rates in one of our markets to try to gain market share. This may require us to lower our lease rates as well, which could reduce our profitability in those markets.

     Competition in our markets may increase significantly in the future. New competitors may enter our markets and may have greater marketing and financial resources than we do. This may allow them to gain market share at our expense. We may have to lower our lease rates because of greater competition. This would lower our profit margins. If our competitors have greater financial resources, they may be able to sustain these pricing pressures better than we can. Prolonged price competition is likely to have a material adverse effect on our business and results of operations.

THERE ARE RISKS FROM FLUCTUATIONS IN THE SUPPLY AND COSTS OF RAW MATERIALS WE USE IN MANUFACTURING

     We manufacture portable storage units to add to our lease fleet and for sale. In our manufacturing process, we purchase steel, vinyl, wood, glass and other raw materials from various suppliers. We cannot be sure, however, that an adequate supply of these materials will continue to be available on terms acceptable to us. The raw materials we use are subject to price fluctuations that we cannot control. Changes in the cost of raw materials can have a significant effect on our operations and earnings. Rapid increases in material prices are difficult to pass through to customers. If we are unable to pass on these higher costs, our profitability will decline. If raw material prices decline significantly, we may have to write down our raw materials inventory values. If this happens, our results of operations and financial condition would decline.

SOME ZONING LAWS RESTRICT THE USE OF OUR STORAGE UNITS

     Most of our customers use our storage units to store their goods on their own properties. Local zoning laws in some of our markets do not allow some of our customers to keep portable storage units on their properties or do not permit portable storage units unless located out of sight from the street. If local zoning laws in one or more our markets no longer allow our units to be stored on customers sites, our business would be adversely affected. Also, we probably would not enter a new market where zoning laws do not allow our units to be stored on customers' sites.

WE MUST ATTRACT AND RETAIN PERSONNEL IN A HIGHLY COMPETITIVE LABOR MARKET

     Our future success will depend on our ability to attract, retain and motivate employees with various skills, as well as semi-skilled and unskilled labor for our branches and manufacturing plants. Competition for all types of employees, including skilled and unskilled laborers, is intense. A shortage in available labor could require us to increase our wages and benefits to attract and retain enough employees. An increase in our labor costs, or our inability to attract, retain and motivate employees, would likely have a material adverse effect on our business and results of operations.

WE ARE SUBJECT TO GOVERNMENTAL REGULATION

     We manufacture, refurbish or modify portable storage units at four locations. Our facilities are subject to regulation by several federal and state government agencies, including the Occupational Safety and Health
Administration, the Environmental Protection Agency and the Immigration and Naturalization Service.

     Our facilities are subject to worker safety and health laws and regulations administered by OSHA. Our employees work with metal presses, heavy materials and welding equipment, and the possibility of injury is quite high. This means that OSHA is likely to inspect our facilities from time to time. If we were found to be out of compliance, we may have to pay fines or even reconfigure our operations at considerable cost. New OSHA regulations may be enacted in the future and could increase our cost of manufacturing and refurbishing portable storage units.

     Various environmental laws and regulations may expose us to liability for past or present spills, disposals or other releases of hazardous or toxic substances or waste products. This may be the case even if we did not know about or cause the problem. We generate waste and by-products from our painting operations, potentially exposing us to environmental liability or contamination. Federal or state agencies may impose more stringent disposal regulations for paint waste and by-products. This could increase our costs of manufacturing and refurbishing portable storage units.

     Our manufacturing plant in Maricopa, Arizona is located fairly near Mexico. The INS periodically reviews immigration status of our workforce. We believe that we adhere to the rigorous immigration status review procedures. However, if the INS were to determine that a significant number of our plant employees were not eligible for employment, our manufacturing could be interrupted and our costs could increase.

WE DEPEND ON A FEW KEY MANAGEMENT PERSONS

     We are substantially dependent on the personal efforts and abilities of Richard E. Bunger, our founder and Chairman of the Board, Steven G. Bunger, our President and Chief Executive Officer, and Lawrence Trachtenberg, our Executive Vice President and Chief Financial Officer. The loss of any of these officers or our other key management persons could have a material adverse effect on our business and prospects for growth. We do not have employment agreements with any of these people.

INSIDERS HAVE SIGNIFICANT CONTROL

     Our executive officers and directors currently collectively own approximately 2,290,000 shares of our common stock and exercisable options to purchase 337,000 shares of common stock. After giving effect to this offering, these shares will represent approximately 21.5% of our outstanding common stock. After this offering, Richard E. Bunger, our founder and Chairman of the Board, will own approximately 16.2% of our common stock. This means that our executive officers and directors collectively, and Mr. Bunger individually, will continue to have substantial influence in the election of our Board of Directors and on the direction of our business.

FORWARD-LOOKING STATEMENTS MAY BE UNRELIABLE

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include indications regarding our intent, belief or current expectations. Discussions in this prospectus under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in other parts of this prospectus include forward-looking statements. These statements are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause our actual future results to differ materially from those contemplated in the forward-looking statements. In particular, the risks and uncertainties described under "Risk Factors" in this prospectus could cause our actual future results to differ from what we contemplate. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 2,500,000 shares of common stock we are offering will be $29.5 million ($35.0 million if the underwriters exercise their over-allotment option in full), assuming a public offering price of $12.6875 per share, after deducting estimated underwriting discounts and commissions and offering expenses. We will not receive any proceeds from the selling stockholders' sale of 600,000 shares of common stock.


     We intend to use the net proceeds to fund our fleet and branch expansion, for working capital and to pay a portion of the purchase price for our pending acquisition of the assets of National Security Containers, L.L.C. Pending these uses, we will use the net proceeds to reduce borrowings outstanding under our credit facility. We issued National Security Containers $8.0 million of our redeemable Series B convertible preferred stock on April 30, 1999 when we acquired substantially all of its assets, and we will use approximately $8.0 million of the net proceeds to redeem those shares. On April 1, 1999, we owed approximately $60.9 million under our credit facility. Interest on outstanding borrowings accrues at a variable rate, which was 7.0% at April 1, 1999.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock trades on the Nasdaq National Market under the symbol "MINI". The following are the quarterly high and low sale prices for the common stock as reported by the Nasdaq National Market.

                                                          HIGH        LOW
                                                         -------    -------
1997
  First Quarter........................................  $ 3.625    $ 3.000
  Second Quarter.......................................    4.500      3.000
  Third Quarter........................................    5.375      4.437
  Fourth Quarter.......................................    6.438      5.000
1998
  First Quarter........................................   10.500      5.625
  Second Quarter.......................................   12.438      8.625
  Third Quarter........................................   11.125      7.250
  Fourth Quarter.......................................   11.125      6.625
1999
  First Quarter........................................   14.000     10.250
  Second Quarter (through April 9).....................   13.125     12.250

     We had approximately 100 record holders of our common stock as of December 31, 1998. We do not currently intend to pay cash dividends on our common stock. Instead, we will continue to use our available cash to support the planned growth of our business. Our credit facility does not allow us to pay cash dividends without the consent of our lenders.

                                 CAPITALIZATION


     The following table shows our capitalization at December 31, 1998 on an actual basis and as adjusted to give effect to (1) our acquisition on April 30, 1999 of substantially all of the assets of National Security Containers, L.L.C., including the issuance of $8 million of our Series B preferred stock and borrowings of $17.5 million under our credit facility, and (2) the sale of the common stock in this offering at an assumed price to the public of $12.6875 per share and the application of the estimated net proceeds to reduce borrowings outstanding under our credit facility and to redeem all the shares of our Series B preferred stock. You should read this table with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements.



                                                                 DECEMBER 31, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $  1,030     $  1,030
                                                              ========     ========
Debt:
  Line of credit............................................  $ 57,184     $ 53,218
  Notes payable.............................................     4,820        4,820
  Obligations under capital leases..........................     3,196        3,196
  Subordinated notes, net...................................     6,700        6,700
                                                              --------     --------
     Total debt.............................................    71,900       67,934
                                                              --------     --------
Stockholders' equity:
  Preferred Stock, $.01 par value; 5,000,000 shares
     authorized Series B convertible preferred stock;
     640,000 shares authorized; 0 shares issued and
     outstanding; liquidation preference $12.50 per
     share(3)...............................................         0            0
  Common stock, $.01 par value; 17,000,000 shares
     authorized, 7,966,863 issued and outstanding,
     10,466,863 as adjusted(1)..............................        80          105
  Additional paid-in-capital................................    22,055       51,496
  Common stock to be issued, 85,468 shares(2)...............       500          500
  Retained earnings.........................................     7,237        7,237
                                                              --------     --------
     Total stockholders' equity.............................    29,872       59,338
                                                              --------     --------
          Total capitalization..............................  $101,772     $127,272
                                                              ========     ========


---------------
(1) Excludes 912,750 shares of common stock issuable upon exercise of options outstanding on March 31, 1999, with a weighted average exercise price of $6.06 per share. Also excludes 182,625 shares of common stock issuable upon exercise of warrants outstanding on March 31, 1999, with an exercise price of $5.00 per share. Also excludes 101,420 shares issuable upon exercise of outstanding warrants with an exercise price of $5.66 per share, which warrants were exercised during the first quarter of 1999.

(2) We issued these shares in January 1999 as part of the purchase price for our acquisition of leases and storage units in Las Vegas, Nevada in 1998.


(3) We issued 640,000 shares of Series B preferred stock on April 30, 1999 in connection with our acquisition of substantially all of the assets of National Security Containers, L.L.C. and we will redeem all of these shares with a portion of the proceeds of this offering. See "Summary -- Recent Developments."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table shows our selected consolidated financial data for the past five years. You should read this table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements.


                                                       YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------
                                          1994      1995        1996       1997       1998
                                         -------   -------     -------    -------   --------
STATEMENTS OF OPERATIONS DATA:
  Revenues:
     Leasing...........................  $ 9,603   $15,461     $17,876    $24,870   $ 36,461
     Sales.............................   18,481    24,265      23,619     20,528     15,623
     Other.............................      266       458         931        685        593
                                         -------   -------     -------    -------   --------
          Total revenues...............   28,350    40,184      42,426     46,083     52,677
  Costs and expenses:
     Cost of sales.....................   13,903    19,107      19,926     14,546     10,730
     Leasing, selling and general
       expenses........................   10,863    15,174      15,343     20,586     25,724
     Depreciation and amortization.....      625     1,318       1,714      2,253      2,885
     Restructuring charge..............       --        --         700         --         --
                                         -------   -------     -------    -------   --------
  Income from operations...............    2,959     4,585       4,743      8,698     13,338
  Other income (expense):
     Interest income...................       36        14           9          4         31
     Interest expense..................   (1,274)   (3,212)     (3,894)    (5,035)    (5,896)
                                         -------   -------     -------    -------   --------
  Income before provision for income
     taxes and extraordinary item......    1,721     1,387         858      3,667      7,473
  Provision for income taxes...........      765       610         378      1,467      2,989
                                         -------   -------     -------    -------   --------
  Income before extraordinary item.....      956       777         480      2,200      4,484
  Extraordinary item, net of income tax
     benefit of $322...................       --        --        (410)        --         --
                                         -------   -------     -------    -------   --------
  Net income (loss) available to common
     shareholders......................  $   956   $  (473)(1) $    70    $ 2,200   $  4,484
                                         =======   =======     =======    =======   ========
  Net income (loss) per share:
     Basic.............................  $  0.21   $ (0.10)    $  0.01    $  0.33   $   0.57
     Diluted...........................     0.21     (0.10)       0.01       0.32       0.53
  Weighted average number of common and
     common share equivalents
     outstanding:
     Basic.............................    4,497     4,835       6,738      6,752      7,840
     Diluted...........................    4,497     4,835       6,744      6,800      8,417
OPERATING DATA:
  Lease fleet units (at year end)(2)...    8,641    11,295      13,600     18,051     25,768
  Lease fleet utilization..............     89.6%     91.4%       89.7%      85.7%      87.0%
  Number of branches (at year end).....        6         8           8          8         12
  Operating margin.....................     10.4%     11.4%       12.8%(3)    18.9%     25.3%

                                                       YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------
                                          1994      1995        1996       1997       1998
                                         -------   -------     -------    -------   --------
BALANCE SHEET DATA (AT END OF PERIOD):
  Lease fleet, net(2)..................  $17,733   $23,862     $32,541    $49,151   $ 76,590
  Total assets.........................   40,764    54,342      64,816     84,052    116,790
  Total debt...........................   19,362    28,632      40,148     54,026     71,900
  Stockholders' equity.................   11,275    16,160      16,209     19,027     29,872


---------------

(1) After a $1,250,000 imputed dividend to preferred stockholders in 1995. In 1996, this preferred stock was converted to 1,904,324 shares of common stock.



(2) Excludes modular units on lease prior to 1998.



(3) Excludes a $700,000 (pre-tax) restructuring charge related to discontinuance of our modular building program.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read this discussion in conjunction with our financial statements and the other financial information in this prospectus.

OVERVIEW

     Since 1996, we have transitioned our business to focus on the leasing of portable storage units rather than their sale. This has caused the composition of our revenues and expenses to change. Leasing revenues as a percentage of our total revenues grew to 69.2% in 1998 from 54.0% in 1997 and 42.1% in 1996. From the end of 1995 to the end of 1998, we increased the number of portable storage units in our lease fleet from 11,295 to 25,768, an increase of approximately 128%.

     Our leasing revenues include all rent we receive for our portable storage units and other structures. Our sales revenues include proceeds from the sale of portable storage units and other structures to customers. Our other revenues consist principally of charges for the delivery of the portable storage units. Our principal operating expenses include: cost of sales; leasing, selling and general expenses; and depreciation and amortization. Cost of sales includes both our cost to buy, refurbish, modify and transport used ISO shipping containers and our cost to manufacture portable storage units and other structures. Leasing, selling and general expenses include advertising and other marketing expenses, commissions and corporate overhead for both our leasing and sales activities. We expense our repair and maintenance costs as incurred, and we include them in leasing, selling and general expenses. Annual repairs and maintenance expenses on our leased units have averaged about 2.0% of our lease revenues during the past three years. Depreciation and amortization primarily includes depreciation of the portable storage units in our lease fleet. Our portable storage units are depreciated on the straight-line method over our units' estimated useful life of 20 years, with residual values estimated at 70% of our unit investment.

RESULTS OF OPERATIONS

     The following table shows the percentage of total revenues represented by the key items that make up our statements of operations:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1997     1998
                                                              -----    -----    -----
Revenues:
  Leasing...................................................   42.1%    54.0%    69.2%
  Sales.....................................................   55.7     44.5     29.7
  Other.....................................................    2.2      1.5      1.1
                                                              -----    -----    -----
     Total revenues.........................................  100.0    100.0    100.0
Costs and expenses:
  Cost of sales.............................................   47.0     31.5     20.4
  Leasing, selling and general expenses.....................   36.2     44.7     48.8
  Depreciation and amortization.............................    4.0      4.9      5.5
  Restructuring charge......................................    1.6       --       --
                                                              -----    -----    -----
Income from operations......................................   11.2     18.9     25.3
Other income (expense):
  Interest income...........................................     --       --      0.1
  Interest expense..........................................   (9.2)   (10.9)   (11.2)
                                                              -----    -----    -----
Income before provision for income taxes and extraordinary
  item......................................................    2.0      8.0     14.2
Provision for income taxes..................................    0.9      3.2      5.7
                                                              -----    -----    -----
Income before extraordinary item............................    1.1      4.8      8.5
Extraordinary item..........................................   (1.0)      --       --
                                                              -----    -----    -----
Net income..................................................    0.1%     4.8%     8.5%
                                                              =====    =====    =====

  1998 Compared to 1997

     Total revenues in 1998 increased by 14.3% to $52.7 million from $46.1 million in 1997. Leasing revenues in 1998 increased by 46.6% to $36.5 million from $24.9 million in 1997. These increases resulted from a 42.9% increase in the average number of portable storage units on lease and a 2.6% increase in the average rent per unit. In 1998, we opened four new branches, three of which were through acquisitions. The new branches were in Las Vegas, Oklahoma City, Denver and Albuquerque. These new branches accounted for 15.8% of our increase in 1998 leasing revenues. Our existing eight branches accounted for 84.2% of the increase in our leasing revenues. Our revenues from the sale of portable storage units and other structures decreased by 23.9% to $15.6 million in 1998 from $20.5 million in 1997. This reflects our focus on leasing rather than selling portable storage units. This decrease was also caused by our decision in 1998 to curtail the sale of telecommunication shelters and discontinue our dealer program.

     Cost of sales decreased to 68.7% of sales revenues in 1998 from 70.9% in 1997. During 1998, we paid less for both used ISO shipping containers and the steel we use to manufacture portable storage units. We also produced more portable storage units at our manufacturing plant in 1998 than in 1997. As a result, our fixed manufacturing expenses were allocated over more units and resulted in a higher gross margin on portable storage unit sales in 1998.

     Leasing, selling and general expenses increased by $5.1 million to 48.8% of total revenues in 1998 from 44.7% in 1997. We had higher leasing-related expenses because of the 42.9% increase in the number of units on lease, higher commissions because of our higher leasing volume and $1.4 million of expenses associated with the three branches we acquired and the one branch we started in 1998. Both acquired and start-up branches initially have lower profit margins until the branches' fixed operating costs are covered by higher leasing volumes. However, these expenses decreased to 70.6% of our leasing revenues in 1998 from 82.8% in 1997.

     Depreciation and amortization expenses increased by $631,000 to 5.5% of total revenues in 1998 from 4.9% in 1997. This increase resulted from our larger lease fleet, additional equipment needed for manufacturing and other equipment added at our branches.

     Our operating margin increased to 25.3% of total revenues in 1998 from 18.9% in 1997 principally because we focused on leasing rather than selling portable storage units and because leasing, selling and general expenses decreased as a percentage of leasing revenues. As a result, income from operations increased by 53.4% to $13.3 million in 1998 from $8.7 million in 1997.

     Interest expense increased by 17.1% to $5.9 million in 1998 from $5.0 million in 1997 because we had higher average debt outstanding during 1998. Our average debt outstanding increased by 29.0%, consisting of $6.9 million of 12% Senior Subordinated Notes issued in October 1997 and an additional $21.3 million of borrowings under our credit facility. We used this debt financing primarily to expand our lease fleet. The weighted average interest rate declined to 8.7% in 1998 from 9.5% in 1997, excluding amortization of debt issuance costs. Including amortization of debt issuance costs, the weighted average interest rate was 9.6% in 1998 and 10.6% in 1997.

     We reported net income in 1998 of $4.5 million, or $0.53 per diluted share of common stock, compared to net income in 1997 of $2.2 million, or $0.32 per diluted share of common stock. These increases were primarily because of our higher leasing revenues in 1998 and the decrease in leasing, selling and general expenses as a percentage of leasing revenues in 1998. Our effective tax rate was 40.0% for both 1998 and 1997. We had a 23.8% increase in the weighted average number of common and common share equivalents outstanding in 1998 because of the exercise of warrants we had issued in 1994 and common stock issued in connection with the acquisitions completed during 1998.

  1997 Compared to 1996

     Total revenues in 1997 increased by 8.6% to $46.1 million from $42.4 million in 1996. Leasing revenues in 1997 increased 39.1% to $24.9 million from $17.9 million in 1996. These increases resulted from a 25.6% increase in the average number of portable storage units on lease, a 3.1% increase in our average rent per unit and $1.0 million from our loss limitation waiver program which we introduced in 1997. Our revenues from the sale of portable storage units and other structures decreased by 13.1% to $20.5 million in 1997 from $23.6 million in 1996 because we focused on leasing rather than selling our portable storage units and because we discontinued selling modular buildings. This decrease was partially offset by a $2.2 million increase in revenues from the sale of telecommunication shelters.

     During 1997, we implemented price increases on the portable storage units we sell. This and our decision to stop selling lower margin modular buildings caused a substantial increase in our gross margin on sales during 1997. As a result, cost of sales declined to 70.9% of sales revenues in 1997 from 84.4% during 1996.

     Leasing, selling and general expenses increased by 34.2% to $20.6 million in 1997 from $15.3 million in 1996. We had higher leasing-related expenses because we had more units on lease, higher commissions because of our higher leasing volume and increased expenses to develop the infrastructure we needed for our planned future growth. However, these expenses declined to 82.8% of our leasing revenues in 1997, from 85.8% in 1996.

     Depreciation and amortization expenses increased by $540,000 to 4.9% of total revenues in 1997 from 4.0% in 1996. This increase resulted from our larger lease fleet, additional equipment needed for manufacturing and equipment added at our branches.

     We recorded a restructuring charge in 1996 of $700,000. This related in part to our decision to discontinue manufacturing modular buildings. There was no similar charge in 1997.

     Our operating margin increased to 18.9% of total revenues in 1997 from 11.2% in 1996 principally because we focused on leasing rather than selling portable storage units and because we substantially improved our gross margin on sales of units as described above. As a result, income from operations increased by 83.4% to $8.7 million in 1997 from $4.7 million in 1996.

     Interest expense increased by 29.3% to $5.0 million in 1997 from $3.9 million in 1996 because we had higher average debt outstanding during 1997. Our average debt outstanding increased by 40.8% due to the issuance of $6.9 million of 12% Senior Subordinated Notes in October 1997 and an additional $9.5 million of borrowings under our credit facility. We used this debt financing primarily to expand our lease fleet. The weighted average interest rate declined to 9.5% in 1997 from 10.2% in 1996, excluding amortization of debt issuance costs. Including amortization of debt issuance costs, the weighted average interest rate was 10.6% in 1997 and 11.6% in 1996.

     In 1996, we prepaid approximately $14.1 million of debt and capital lease obligations at the time we entered into our credit facility. As a result, we recognized an extraordinary charge to earnings in 1996 of $410,000, or $0.06 per common share, net of the benefit of income taxes. There was no similar charge in 1997.

     We reported net income in 1997 of $2.2 million, or $0.32 per diluted share of common stock, compared to 1996 net income, before the extraordinary charge, of $480,576, or $0.07 per diluted share of common stock. These increases were primarily because of our higher leasing revenues in 1997 and the higher gross margin on sales of units in 1997. Our effective tax rate declined to 40.0% in 1997 from 44.0% in 1996. Excluding the restructuring charge in 1996, earnings before extraordinary item would have been $873,000, or $0.13 per diluted share of common stock.

LIQUIDITY AND CAPITAL RESOURCES

     Our leasing and manufacturing businesses are very capital intensive. We have financed our working capital requirements through cash flows from operations, proceeds from equity and debt financings and borrowings under our credit facility.

     Operating Activities. Our operations provided net cash flow of $8.5 million in 1998, $6.1 million in 1997 and $1.4 million in 1996. This increasing cash flow resulted primarily from our higher net income, increased depreciation expense and deferred income taxes. The growth of our business, however, has required us to use more cash to support higher levels of accounts receivable and inventory.

     Investing Activities. Net cash used in investing activities was $31.2 million in 1998, $19.2 million in 1997 and $10.8 million in 1996. This increasing use of cash resulted primarily from higher levels of capital expenditures for lease fleet expansion and acquisitions. Capital expenditures for our lease fleet were $23.5 million in 1998, $17.1 million in 1997 and $7.7 million in 1996. Capital expenditures for property, plant and equipment were $3.8 million in 1998, $2.1 million in 1997 and $3.0 million in 1996. In addition, we spent $3.9 million in 1998 for acquisitions. No acquisitions were completed in 1996 or 1997.

     Financing Activities. Net cash provided by financing activities was $22.8 million in 1998, $13.4 million in 1997 and $8.7 million in 1996. During 1998, net cash provided by financing activities was primarily from $21.3 million of net borrowings under our credit facility and $5.7 million of proceeds from the exercise of warrants to purchase shares of our common stock. The majority of warrants exercised were issued in connection with our initial public offering in 1994. During 1997, the net cash provided by financing activities was primarily from $9.5 million of net borrowings under our credit facility and proceeds from the issuance of $6.9 million of 12% Senior Subordinated Notes with detachable redeemable warrants. During 1996, net cash provided by financing activities was primarily from $22.3 million of net borrowings under our credit facility and $7.1 million of proceeds from the issuance of notes.

     Since March 1996, our principal source of liquidity has been our credit facility, which now consists of a $90 million revolving line of credit and a $6 million term loan. The interest rate is determined quarterly, based on our ratio of funded debt to earnings before interest, taxes, depreciation and amortization. During 1998, the average interest rate under our credit facility was 7.7%. On April 1, 1999, the maximum amount that we can borrow under the revolving line of credit was increased from $75 million to $90 million. As of April 1, 1999, we had borrowed $60.9 million under our credit facility, leaving $9.9 million available for further borrowing under the credit facility's borrowing base.

     The amount we can borrow under the revolving line of credit portion of our credit facility is based upon the level of our inventories, accounts receivable and the value of our lease fleet. The lease fleet is appraised at least annually for purposes of the credit facility. Our obligations under the credit facility are secured by a lien on substantially all of our assets, including all of our portable storage units.

     Our credit facility also includes a term loan due in March 2002. The term loan had an outstanding principal balance of $3.7 million at December 31, 1998. We must make principal and interest payments monthly on the term loan.

     We entered into an Interest Rate Swap Agreement in September 1998. This agreement effectively changes the interest rate on $30 million of our revolving line of credit so that the rate is based upon a spread from 5.5% rather than a spread from the Eurodollar rate.

     In October 1997, we issued $6.9 million of 12% Senior Subordinated Notes with detachable redeemable warrants to purchase 172,500 shares of our common stock. These warrants have an exercise price of $5.00 per share. The notes are due November 1, 2002 but may be prepaid after November 1, 1999 without a prepayment penalty. We used the net proceeds from the sale of these notes to repay $3.0 million in bridge notes issued in July 1997 and to reduce borrowings under our revolving line of credit. Because the notes were sold with redeemable warrants, a portion of the sale price was allocated to the notes and a portion to the redeemable warrants, based on their respective fair market values. The resulting discount increases the effective interest rate on the notes, and we are amortizing it as interest expense over the life of the notes.

     On April 3, 1999, we entered into an agreement to acquire substantially all of the assets of National Security Containers, L.L.C., a portable storage leasing company, for total consideration of $25.5 million. The closing of this acquisition is subject to a number of conditions but is expected to close before the end of April 1999. We intend to pay $8 million of the purchase price from the proceeds we receive from this offering. We will borrow $17.5 million under our credit facility to pay the rest of the purchase price.

     We believe that our working capital, together with our cash flow from operations, net proceeds from this offering and borrowings under our credit facility will be sufficient to fund our operations and planned growth for the next 12 months. We believe that to maintain our historical growth rates, we will need to obtain additional debt financing and raise additional equity capital by issuing additional shares of our stock. However, we cannot be sure that we will be able to obtain the necessary debt financing or equity capital on acceptable terms.

SEASONALITY

     During the past three years, our operations as a whole have not been very seasonal. Demand for leases of our portable storage units is stronger from September through December because retailers need to store more inventory for the holiday season. Our retail customers usually return leased units to us early in the following year. This has caused lower utilization rates for our lease fleet and slightly lower cash flow during the first quarter of each year.

YEAR 2000 COMPLIANCE AND EXPENDITURES

     We recognize the problems associated with year 2000 transactions and have evaluated our computer hardware and software systems for potential year 2000 compliance issues relating to internal operating systems, suppliers and customers and third party services that we rely on in our daily operations.

     Internal Operating Systems. We have completed our assessment of our major internal operating systems. We installed a new software system in 1997 which has been certified by the vendor to be fully year 2000 compliant. We continue to test this software, and all our other software and hardware, for compliance. We believe our primary internal operating systems are year 2000 compliant, and we will test any new modular software packages added to our primary operating system. We expect our assessment of internal operating systems to be fully complete in the second quarter of 1999. We believe that with modifications to existing software, conversions to new software and replacement of some hardware, we can satisfactorily resolve the year 2000 issue in our own internal operating systems by the third quarter of 1999. We have established an internal auditing process to track and verify the results of our plan and tests.

     Suppliers and Customers. We are currently evaluating the year 2000 readiness of our important suppliers and larger leasing customers. We have forwarded questionnaires to all of our major suppliers and will evaluate responses on a case-by-case basis. We are focusing this review on our primary vendors, such as steel, paint and other suppliers, and on our phone systems. If any of our suppliers are not year 2000 compliant in a timely manner, we could experience a shortage in supplies of materials, which could adversely affect the growth of our lease fleet. We also sent questionnaires to our larger leasing customers for the year 2000 issue. If our larger customers are not year 2000 compliant, lease payments to us could be delayed and our cash flow would be affected. We have not yet received sufficient information from suppliers and customers about their year 2000 compliance and remediation plans to predict the outcome of their efforts.

     Third Party Services. We have contacted our outside service providers, including banks, invoice processors and payroll processors and discussed their assessment of their year 2000 readiness. We have been advised by the lead lender under our credit facility that the year 2000 is not expected to cause delays or other problems with transactions under that facility. We have not yet received sufficient information from other third party servicers about their year 2000 compliance and remediation plans to predict the outcome of their efforts. If the third party service providers that we depend on are not year 2000 compliant in a timely manner, our operations could be disrupted.

     We are developing a contingency plan to address financial and operating problems that might arise on January 1, 2000. This contingency plan will include identifying back-up processes that do not rely on computers whenever possible. For example, systems are already in place that will allow us to lease portable storage units by using manual forms if there is a communications failure between our branches and headquarters.

     We have incurred and expect to continue to incur expenses allocable to internal staff, as well as costs for computer systems' remediation and replacement, in order to achieve year 2000 compliance. We currently estimate that these costs will total approximately $122,000. We have incurred relatively low costs to date primarily due to the new software system implemented in 1997 that is year 2000 compliant. The costs of the year 2000 program and the date on which we plan to be completely year 2000 compliant are based on our current estimates. These estimates reflect our assumptions about future events, including the continued availability of third party goods and services, as well as the timing and effectiveness of third parties' remediation plans. We cannot be sure that these estimates will be achieved, and our actual results could differ materially from our plans. Specific factors that could cause material differences include the availability and cost of personnel trained in this area, the ability to locate and correct relevant computer source codes and embedded technology, the results of internal and external testing and the timeliness and effectiveness of remediation efforts of third parties.

                                    BUSINESS

     We believe we are the nation's largest provider of portable storage solutions through our lease fleet of over 26,000 portable storage units. We currently operate 13 branches located in seven southwestern and western states. Our products provide secure, accessible temporary storage for a diversified customer base of over 28,000 customers, including Wal-Mart, Motorola, Frito Lay, Holiday Inns, Target, the City of Phoenix and the Department of Defense. Our customers use our products for a wide variety of storage applications, including retail and manufacturing inventory, construction materials and equipment, documents and records and household goods. We obtain our portable storage units by purchasing used ISO containers, which we refurbish and modify, and by manufacturing our own units. We offer a wide range of products in varying lengths and widths with an assortment of customized features such as our patented security systems, multiple doors, electrical wiring and shelving. In addition to our leasing operations, we sell new and used portable storage units.

     In 1996, we initiated a strategy of focusing on leasing rather than selling portable storage units. Since then, we have been expanding our lease fleet. We believe our leasing model is highly attractive because portable storage units:

     - Provide predictable, recurring revenues from leases with an average duration of 20 months.

     - Have average monthly rental rates which recoup our unit investment in 26 months.

     - Have useful lives exceeding 20 years, low maintenance and high residual values.

     - Produce incremental leasing operating margins above 60%.

As a result of shifting our focus to leasing, we have achieved substantial increases in our revenues and profitability. In the past three years, our leasing revenues have increased from $15.5 million to $36.5 million, and we have achieved internal growth exceeding 30% compounded annually. Over the same period, we have increased our operating income from $4.6 million to $13.3 million and improved our operating margin from 11.4% to 25.3%.

INDUSTRY OVERVIEW

     The storage industry includes two principal segments, fixed self-storage and portable storage.

     The fixed self-storage segment consists of permanent structures located away from customer locations. Fixed self-storage is used primarily by consumers to temporarily store excess household goods. According to the Self Storage Almanac, the fixed self-storage market exceeded $10 billion in 1997. This segment is highly fragmented but includes several large national companies such as Public Storage and Shurgard Storage Centers.

     The portable storage segment differs from the fixed self-storage segment because it brings the storage solution to the customer's location and addresses the need for secure, temporary storage with immediate access. The advantages of portable storage include convenience, immediate accessibility, better security and lower price. In contrast to fixed self-storage, the portable storage segment is primarily used by businesses. This segment is highly fragmented with no national participants. Although there are no published estimates of the size of the portable storage segment, we believe the size of the market is expanding due to increasing awareness of the advantages of portable storage.

     Our products also serve the mobile office industry. This industry provides temporary office space and is estimated to exceed $2 billion. We have also recently introduced portable records storage units. The documents and records storage industry is experiencing significant growth as businesses continue to generate substantial paper records that must be kept for extended periods.

     Our goal is to become the leading national provider of portable storage solutions. We believe that our competitive strengths and growth strategy, as outlined below, will help us achieve this goal.

COMPETITIVE STRENGTHS

     Market Leadership. We have a lease fleet of over 26,000 portable storage units and are the largest provider of portable storage solutions in a majority of our markets. We believe we are creating brand awareness and that "Mobile Mini" is associated with high quality portable storage products and superior customer service. We have achieved significant growth in new markets by capturing market share from competitors and by creating demand among businesses and consumers who were previously unaware of the availability of our products to meet their storage needs.

     Superior, Differentiated Products. We offer the industry's broadest range of portable storage products in varying lengths and widths to better meet our customers' temporary storage needs. Our manufacturing and refurbishing capabilities enable us to offer products that our competitors are unable to match. Most competitors offer only standard eight foot wide ISO shipping containers in 20, 40 or 45 foot lengths, while our portable storage units range in size from five to 48 feet in length and eight to 10.5 feet in width. Our manufactured 10-foot wide units, introduced in 1998, provide 40% more usable storage space than the standard eight-foot wide ISO shipping containers offered by our competitors. Our products also have patented locking systems, multiple door options, electrical wiring, shelving and other customized features.

     Customer Service Focus. We believe that the portable storage industry is highly service intensive and essentially local. Our entire organization is focused on providing high levels of customer service. We have trained our sales force to focus on all aspects of customer service from the sales call onward. We differentiate ourselves by providing flexible lease terms and timely delivery of units. We conduct on-going training programs for our sales force to assure high levels of customer service and awareness of local market competitive conditions. Our customized software system increases our responsiveness to customer inquiries and enables us to efficiently monitor our sales force's performance. As a result of this customer service focus, we enjoy high levels of repeat business and word-of-mouth referrals. Our sales people work out of our local branch locations rather than from our headquarters. This allows them to interact directly with customers, better understand local market needs and develop each market in response to those needs.

     Diverse Customer Base. We have more than 28,000 customers across a wide range of industries and believe this diversity reduces our susceptibility to economic downturns in our markets or in any of the industries in which our customers operate. Our diverse customer base also demonstrates the broad applications for our products and the opportunity to create future demand through target marketing. Our customers include retailers, wholesalers, commercial businesses, contractors, consumers, governmental agencies, hospitals and schools. Our two largest customers accounted for only 4.3% and 2.1% of our 1998 lease revenues (excluding ancillary revenues).

     Customized Management Information Systems. We have recently made substantial investments in our management information systems to optimize fleet utilization, capture detailed customer data, improve financial performance and support our growth. Our management information systems enable us to carefully monitor the size, mix, utilization and rental rates of our lease fleet by branch on a daily basis. We have maintained an average annual utilization rate of our lease fleet above 85% over the last three years while growing the size of the lease fleet by 128% to over 26,000 units. Our systems also capture relevant customer demographic and usage information which we use to target new customers within our existing and new markets. Our headquarters and each branch are linked through a scaleable PC-based wide area network that provides real-time transaction processing and detailed reports on a branch by branch basis.

     Flexibility Afforded By Manufacturing Capability. We design and manufacture our own portable storage units in addition to refurbishing and modifying used ISO shipping containers. This capability allows us to offer a wide range of products and proprietary features to better meet our customers' needs, charge premium lease rates and gain market share from our competitors with more limited product offerings. Our manufacturing capability also provides us with an additional supply of units to support our growth.

GROWTH STRATEGY

     Focus on Core Portable Storage Leasing Business. We will continue to focus on growing our core leasing business and lease fleet because they provide predictable, recurring revenues and high operating margins. We believe there is substantial demand for leasing our portable storage units throughout the United States. Our focus on leasing has allowed us to achieve a compounded annual growth rate of 33% in leasing revenues and 43% in operating income over the past three years.

     Increase Penetration in Existing Markets. We intend to increase the number of portable storage units we lease from our existing branches to both new and repeat customers. We have historically been able to generate strong internal growth within our existing markets through aggressive marketing and lease fleet growth. Over the last three years, we generated compounded annual leasing revenue increases of 31% in our existing eight markets. We believe that by increasing awareness of the benefits of portable storage and through our targeted marketing and advertising programs, we can continue to increase leasing revenues and generate internal growth.

     Accelerate Branch Expansion. We believe our branch model can be introduced to many more markets in the United States. We have identified many markets in the United States where we believe demand for portable storage units is underdeveloped. These markets are currently being served by small, fragmented industry competitors. In 1998, we began our expansion strategy by entering four new markets, three by acquisition and one by start-up. Whenever feasible, we plan to enter a new market by acquiring the storage units and leases of an operating business. Where there are no quality acquisitions available to us, we plan to enter targeted markets through start-up branches. We intend to accelerate our branch openings to capitalize on our market opportunity.

     Develop New Products. Through an active research and development effort, we have historically been able to introduce new products and features to expand the applications and overall market for our storage products. Recent examples include our 10-foot wide unit, which provides 40% more usable storage space than a standard eight-foot wide unit. In addition, we recently completed the design of a records storage unit which provides highly secure, easily accessible on-site storage of records and documents. We believe our design and manufacturing capabilities increase our ability to service our customers' needs and help create demand for our portable storage solutions.

PRODUCTS

     We provide a broad range of portable storage products to meet our customers' varying needs. Our products and features are as follows:

  Portable Storage Products

     - Refurbished and Modified Storage Units. We purchase used ISO shipping containers from leasing companies or brokers. These containers are eight feet wide, 8'6" to 9'6" high and 20, 40 or 45 feet long. After acquiring an ISO container, we refurbish and modify it.

       Refurbishment typically involves cleaning, removing rust and dents, repairing floors and sidewalls, painting, adding our signs and installing new doors and our patented locking system. Modification typically involves splitting containers into 5, 10, 15, 20 or 25 foot lengths.

     - Manufactured Storage Units. We manufacture portable storage units for our lease fleet and for sale. We do this at our manufacturing facility in Maricopa, Arizona. We can manufacture units up to 12 feet wide and 50 feet long and can add doors, windows, locks and other customized features. Typically, we manufacture "knock-down" units which we ship to one of our three branches with assembly capabilities. This method of shipment is less expensive than shipping fully assembled storage units.

     - Records Storage Units. We recently completed the design of a proprietary portable records storage unit that we are now marketing. Our records storage units enable customers to store documents at their location for easy access or at one of our facilities. Our units are 10.5 feet wide and are available in 12, 23 and 34 foot lengths. They feature high security doors and locks, electrical wiring, shelving, folding work tables and air filtration systems. We believe our product is a cost-effective alternative to mass warehouse storage, with a high level of fire and water damage protection.

  Mobile Offices

     - We manufacture mobile office units that range from 10 to 40 feet in length. We offer these units in various configurations, including office and storage combination units that provide a 10- or 15-foot office with the remaining area available for storage. Our office units are equipped with electrical wiring, heating and air conditioning, phone jacks, carpet or tile, proprietary doors and windows with security bars. We believe our office units provide the advantage of ground accessibility for ease of access and high security in an all-steel design.

     We purchase used ISO shipping containers and refurbish and modify them at our facilities in Arizona, California and Texas. We also manufacture new portable storage units at our Arizona facility. We believe we are able to purchase used ISO shipping containers at competitive prices because of our volume purchases. In 1998, we purchased and refurbished about 6,200 used ISO shipping containers and manufactured approximately 4,000 portable storage units and mobile offices. The used ISO shipping containers we purchase are typically about 10 to 12 years old. We believe our portable storage units and mobile offices have useful lives of at least 20 years if properly maintained, with residual values of over 70% of our unit investment. For the past three years, our cost to repair and maintain our portable storage units has averaged approximately 2% of our lease revenues. Repainting the outside of storage units is the most frequent maintenance item.

BRANCH OPERATIONS

     We locate our branches in markets with attractive demographics and strong growth prospects. Within each market, we have located our branches in areas that allow for easy delivery of portable storage units to our customers. We also seek locations that are visible from high traffic roads as an effective way to advertise our products and our name. Our branches maintain an inventory of portable storage units available for lease, and a majority of our branches also provide branch storage of units under lease. The following table shows information about our branches:

LOCATION                                    FUNCTIONS                 SIZE      YEAR ESTABLISHED
--------                                    ---------               --------    ----------------
Phoenix, Arizona                 Leasing, on-site storage, sales    10 acres          1983
Tucson, Arizona                  Leasing, on-site storage, sales    5 acres           1986
Los Angeles, California          Leasing, on-site storage,          10 acres          1988
                                   sales, refurbishment and
                                   assembly
San Diego, California            Leasing, on-site storage, sales    5 acres           1994
Dallas, Texas                    Leasing, on-site storage,          17 acres          1994
                                   sales, refurbishment and
                                   assembly
Houston, Texas                   Leasing, on-site storage,          7 acres           1994
                                   sales, refurbishment and
                                   assembly
San Antonio, Texas               Leasing, on-site storage, sales    3 acres           1995
Austin, Texas                    Leasing, on-site storage, sales    5 acres           1995
Las Vegas, Nevada                Leasing and sales                   1 acre           1998
Oklahoma City, Oklahoma          Leasing and sales                  6 acres           1998
Albuquerque, New Mexico          Leasing and sales                  2 acres           1998
Denver, Colorado                 Leasing and sales                  4 acres           1998
Tulsa, Oklahoma                  Leasing and sales                   1 acre           1999

     Each branch has a Branch Manager who has overall supervisory responsibility for all activities of the branch. Branch Managers report to one of our three Regional Managers. Incentive bonuses based upon branch performance are a substantial portion of the compensation for both Branch and Regional Managers.

     Each branch has its own sales force, a transportation department that delivers and picks up portable storage units from customers and an office manager. Each branch has delivery trucks and forklifts to load, transport and unload units and a storage yard staff responsible for unloading and stacking units. Units are stored by stacking them three high to maximize usable ground area. Each branch also has a fleet maintenance department to maintain the branch's trucks, forklifts and other equipment.

SALES AND MARKETING

     We have 60 people at our branches and seven people in management at our headquarters that conduct sales and marketing on a full-time basis. We believe that by locating most of our sales and marketing staff in our branches, we can better understand the portable storage needs of our customers and provide high levels of customer service.

     Our sales and marketing force provides information about our products to prospective customers by handling inbound calls and by initiating cold calls. We have on-going sales and marketing training programs covering all aspects of leasing and customer service. Our branches communicate with one another and with headquarters through our management information system. This enables the sales and marketing team to share leads and other information and permits the headquarters staff to monitor and review sales and leasing productivity on a branch by branch basis. Our sales and marketing employees are compensated primarily on a commission basis. We restructured our commission program in 1996 when we changed our focus to leasing rather than selling portable storage units.

     We advertise our products in the yellow pages and use a targeted direct mail program. In 1998, we mailed about 6 million product brochures to existing and prospective customers. These brochures describe our products and features and highlight the advantages of portable storage.

CUSTOMERS

     During 1998, more than 28,000 customers leased our portable storage units, compared to about 21,000 in 1997. Our customer base is diverse and consists of businesses in a broad range of industries. During 1998, our largest single customer accounted for only 4.3% of our leasing revenues, and our next largest customer accounted for only 2.1% of our leasing revenues (excluding ancillary revenues).

     We target customers who can benefit from our portable storage solutions either for seasonal, temporary or long-term storage needs. Customers use our portable storage units for a wide range of purposes. The following table provides an overview at December 31, 1998 of our customers and how they use our portable storage units:

                           APPROXIMATE
                       PERCENTAGE OF UNITS             REPRESENTATIVE                   TYPICAL
BUSINESS                    ON LEASE                     CUSTOMERS                    APPLICATIONS
--------               -------------------             --------------                 ------------
Retail                        40%            Department, drug, grocery and       Inventory storage and
                                             strip mall stores, hotels,          record storage
                                             restaurants, dry cleaners and
                                             service stations

Construction                  31%            General, electrical, plumbing and   Equipment and
                                             mechanical contractors,             materials storage and
                                             landscapers and residential         job site offices
                                             homebuilders

Consumers                     15%            Homeowners                          Backyard storage and
                                                                                 storage of household
                                                                                 goods during reloca-
                                                                                 tion or renovation

Industrial,                    8%            Distributors, trucking and utility  Raw materials and
  commercial and                             companies, farming, agriculture,    equipment storage in-
  other                                      finance and insurance companies,    plant offices and
                                             real estate brokers and film        document storage
                                             production companies

Schools, hospitals             4%            Hospitals, medical centers and      Athletic equipment
  and other                                  schools                             storage and disaster
  institutions                                                                   preparedness supplies
                                                                                 and record storage

Governmental agencies          2%            Military, Native American tribal    Storage of supplies,
                                             governments and reservations and    records and equip-
                                             Federal, state, county and local    ment
                                             agencies

MANUFACTURING

     We build new portable storage units, mobile offices and custom-designed structures at our Maricopa, Arizona manufacturing plant. Our manufacturing process includes cutting, shaping and welding raw steel, installing customized features and painting the newly constructed units. We have about 350 manufacturing workers in this plant. We manufactured and refurbished about 10,200 portable storage units in 1998. Many of our manufactured portable storage units are "knock down" units which we ship to one of our three branches with assembly capabilities. We can ship up to twelve, 20-foot containers on a single flat-bed trailer. By comparison, only two or three assembled 20-foot ISO shipping containers can be shipped on a flat-bed trailer. This reduces our cost of transporting units to our branches. We believe we can expand the capacity of our Maricopa plant at a relatively low cost.

     We purchase raw materials such as steel, vinyl, wood, glass and paint which we use in our manufacturing and refurbishing operations. We typically buy these raw materials on a purchase order basis. We do not have long-term contracts with vendors for the supply of any raw materials.

     Our manufacturing capacity protects us to some extent from price increases for used ISO shipping containers. Used ISO shipping containers vary in price from time to time based on market conditions. Should the price of used ISO shipping containers increase substantially, we can increase our manufacturing volume and reduce the number of used containers we buy and refurbish.

MANAGEMENT INFORMATION SYSTEMS

     We use a customized management information system in an effort to optimize lease fleet utilization and the effectiveness of our sales and marketing. This system consists of a wide-area network that connects our headquarters and all of our branches. Headquarters and each branch can enter data into the system and access data on a real-time basis. Our system generates weekly management reports by branch with leasing volume, fleet utilization, lease rates and fleet movement as well as monthly profit and loss statements on a consolidated and branch basis. These reports allow management to monitor each branch's performance on a daily, weekly and monthly basis. We track each portable storage unit by its serial number. Lease fleet and sales information is entered in the system daily at the branch level and verified through periodic physical inventories by branch employees. Branch salespeople also use the system to track customer leads and other sales data, including information about current and prospective customers.

LEASE TERMS

     Our leases have an average initial term of over eight months and provide for the lease to continue at the same rental rate on a month-to-month basis until the customer cancels the lease. The average duration of our leases has been 20 months. Our average monthly rental rate was $118 in 1998. Most of our portable storage units rent for $60 to $180 per month although large custom-designed units may rent for as much as $350 per month. Our mobile offices typically rent for $110 to $325 per month. Each lease provides that the customer is responsible for the cost of delivery at lease inception and pickup at lease termination. Our leases specify that the customer is liable for any damage done to the unit beyond ordinary wear and tear. However, our customers may purchase a damage waiver from us to avoid this liability. This provides us with an additional source of recurring revenue. The customer's possessions stored within the portable storage unit are the responsibility of the customer.

COMPETITION

     We face competition from several local companies and usually one or two regional companies in all of our current markets. Our competitors include lessors of storage units, used over-the-road trailers and other structures used for portable storage. We also compete with conventional fixed self-storage facilities to a lesser extent. We compete primarily in terms of product quality and availability, lease rates and customer service. Some of our competitors have less debt, greater market share and greater financial resources and pricing flexibility than we do. Sometimes, a competitor will lower its lease rates in one of our markets to try to gain market share. This may require us to reduce our lease rates as well, which could reduce our profitability in those markets.

     In addition to competition for customers, we face competition in purchasing used ISO shipping containers. Several types of businesses purchase used shipping ISO containers, including various freight transportation companies, freight forwarders and commercial and retail storage companies. Some of these companies have greater financial resources than we do. As a result, if the number of available containers for sale decreases, these competitors may be able to absorb an increase in the cost of containers, while we could not. If used ISO shipping container prices increase substantially, we may not be able to manufacture enough new units to grow our fleet. These price increases also could increase our expenses and reduce our earnings.

     Competition in our markets may increase significantly in the future. New competitors may enter our markets and may have greater marketing and financial resources than we do. This may allow them to gain market share at our expense. We may have to lower our lease rates because of greater competition. This would lower our profit margins. If our competitors have greater financial resources, they may be able to sustain these pricing pressures better than we can. Prolonged price competition is likely to have a material adverse effect on our business and results of operations.

EMPLOYEES

     As of March 15, 1999, we had about 900 full-time employees. Our employees are represented by the following major categories:

Management..................................................   38
Administrative..............................................  134
Sales and marketing.........................................   60
Manufacturing...............................................  503
Drivers and storage unit handling...........................  165

     Our employees are not represented by a labor union. We consider our relations with our employees to be good.

PROPERTIES

     We own our branch locations in Dallas, Texas and Oklahoma City, Oklahoma. We lease the other branch locations. We believe that satisfactory alternative properties can be found in all of our markets at the end of the leases, if necessary.

     We own our manufacturing facility in Maricopa, Arizona, which is approximately 30 miles south of Phoenix. This facility is eight years old and is on approximately 45 acres. The facility includes nine manufacturing buildings, totaling approximately 158,000 square feet. These buildings house our manufacturing, assembly, refurbishing, painting and vehicle maintenance operations.

     We lease our corporate and administrative offices in Tempe, Arizona. These offices have 28,800 square feet of space, which we believe is enough to meet our needs for the next several years. The lease term is through December 2000. We believe we will be able to renew this lease if desired.

LITIGATION

     We are a party to routine claims incidental to our business. Most of these claims involve alleged damage to customers' property while stored in units they lease from us. We carry insurance to protect us against loss from these types of claims, subject to deductibles under the policy. We do not believe that any current litigation, individually or in the aggregate, is likely have a material adverse effect on our business or results of operations.

                                   MANAGEMENT

     Our directors, executive officers and other key managers are:

NAME                                   AGE                          POSITIONS
----                                   ---                          ---------
Directors and Executive Officers
  Richard E. Bunger..................  61    Chairman of the Board of Directors and Director of
                                             Product Research and Market Development
  Steven G. Bunger...................  37    President, Chief Executive Officer and Director
  Lawrence Trachtenberg..............  42    Executive Vice President, Chief Financial Officer and
                                             Director
  Burton K. Kennedy Jr...............  51    Senior Vice President of Sales and Marketing
  Russell Lemley.....................  41    Vice President of Operations
  George E. Berkner..................  64    Director
  Ronald J. Marusiak.................  51    Director
  Stephen A McConnell................  46    Director

Other Key Managers
  Kyle G. Blackwell..................  34    Southwest Regional Manager
  Michael J. Bunger..................  32    Western Regional Manager
  Ronald E. Marshall.................  47    Northern Regional Manager
  Aric Clawson.......................  38    Vice President of Manufacturing
  Deborah K. Keeley..................  35    Vice President of Accounting and Corporate Controller

  Directors and Executive Officers

     Richard E. Bunger has served as our Chairman of the Board of Directors and a director since he founded Mobile Mini in 1983. He also served as Chief Executive Officer and President through April 1997. Since April 1997, Mr. Bunger has served as Director of Product Research and Market Development. Mr. Bunger has been awarded approximately 67 patents, many related to portable storage technology. For a period of approximately 25 years prior to founding Mobile Mini, Mr. Bunger owned and operated Corral Industries Incorporated, a designer and builder of integrated animal production facilities that also designed and built mini storage facilities. He is the father of Steven G. Bunger.

     Steven G. Bunger has served as our Chief Executive Officer, President and a director since April 1997. Mr. Bunger joined Mobile Mini in 1983 and initially worked in our drafting and design department. He served in a variety of positions including dispatcher, salesperson, and advertising coordinator before joining management. He served as sales manager of our Phoenix branch and our operations manager and Vice President of Operations and Marketing before becoming our Executive Vice President and Chief Operating Officer in November 1995. Mr. Bunger graduated from Arizona State University in 1986 with a B.A. in Business Administration. He is the son of Richard E. Bunger.

     Lawrence Trachtenberg has served as our Executive Vice President, Chief Financial Officer, General Counsel, Secretary, Treasurer and a director since December 1995. Mr. Trachtenberg is responsible for all of our accounting, banking and related financial matters. Mr. Trachtenberg is admitted to practice law in Arizona and New York and is a Certified Public Accountant in New York. Before he joined us, Mr. Trachtenberg served as Vice President and General Counsel at Express America Mortgage Corporation, a mortgage banking company, from 1994 through 1995. Before then, he was Vice President and Chief Financial Officer of Pacific International Services Corporation, a car rental and sales company, from 1990 to 1994. Mr. Trachtenberg received his

J.D. from Harvard Law School in 1981 and his B.A. in Accounting/Economics from Queens College of the City University of New York in 1977.

     Burton K. Kennedy, Jr. has served as our Senior Vice President of Sales and Marketing since July 1996. He has overall responsibility for our branch lease and sale operations and also directs our acquisition of portable storage units. He also worked for us from 1986 until 1991. From 1993 through 1996, Mr. Kennedy served in various executive positions with National Security Containers, a division of Cavco, Inc.

     Russell Lemley has served as our Vice President of Operations since June 1998. He joined us in August 1988 as Construction Superintendent to build our Rialto, California facility, served as the Plant Manager of the Rialto facility from 1989 to 1994, as General Manager of the Rialto facility from 1994 to 1998.

     George E. Berkner has served as a director since December 1993. Since 1992, Mr. Berkner has served as Vice President of AdGraphics, Inc., a computer graphics company. From 1990 to 1992, he was a private investor. From 1972 until 1990, he was President and Chief Executive Officer of Gila River Products, a plastics manufacturer. Mr. Berkner graduated from St. Johns University with a B.A. in Economics/Business in 1956.

     Ronald J. Marusiak has served as a director since February 1996. He has been Division President of Micro-Tronics, Inc., a precision machining and tool and die company for more than 10 years. Mr. Marusiak is the co-owner of R2B2 Systems, Inc., a computer hardware and software company, and a director of W.B. McKee Securities, Inc. Mr. Marusiak received a M.S. in Management from LaVerne University in 1979 and a B.S. from the United States Air Force Academy in 1971.

     Stephen A McConnell has served as a director since August 1998. Since 1991, he has been President of Solano Ventures, an investment firm. From 1991 to 1997, he also was Chairman of Mallco Lumber & Building Materials, Inc., a wholesale distributor of lumber and doors. From 1991 to 1995, he also was President of Belt Perry Associates, Inc., a property tax consulting firm. He is also a director of Pilgrim America Capital Corporation, JDA Software Group, Inc., Vodavi Technology, Inc. and Capital Title Group, Inc.

  Other Key Managers

     Kyle G. Blackwell has served as our Southwest Regional Manager since January 1998. He is responsible for our six branches located in Texas and Oklahoma. Mr. Blackwell joined us in March 1989 and served in purchasing and production before joining our sales force. He was promoted to Division Manager in May 1994 and to Regional Manager in January 1997. He is the son-in-law of Richard E. Bunger.

     Michael J. Bunger has served as our Western Regional Manager since November 1996. He is responsible for our four branches located in California and Arizona. He joined us in 1984 in our Phoenix branch as head of our yard production, was promoted to a sales representative in 1989, became the Phoenix Branch Manager in 1990 and a Division Manager in 1995. He is the son of Richard E. Bunger and the brother of Steven G. Bunger.

     Ronald E. Marshall has served as our Northern Regional Manager since January 1999. He is responsible for our three branches located in Colorado, Nevada and New Mexico. Mr. Marshall joined us in February 1997 as the Manager of our Tucson branch. He was promoted to Director of New Market Development in September 1997 and to his current position in January 1999. He operated Marshall Marketing, a contract advertising agency, from 1996 through 1997. He served as a General Manager to Zeb Pearce & Sons, a multi-beverage distributor, from 1978 to 1996.

     Aric Clawson has served as our Vice President of Manufacturing since December 1994. From 1992 to 1994, he served as General Manager of our manufacturing facility in Maricopa, Arizona.

Mr. Clawson joined us as a Project Manager in our design area in 1988. He is the son-in-law of Richard E. Bunger.

     Deborah K. Keeley has served as our Vice President of Accounting since August 1996 and Corporate Controller since September 1995. Prior to joining us, she was Corporate Accounting Manager for Evans Withycombe Residential, an apartment developer, for six years.

EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation paid or accrued to the Chief Executive Officer and the four highest compensated executive officers whose salary and bonus exceeded $100,000 during 1998.

                           SUMMARY COMPENSATION TABLE

                                                               OTHER       LONG TERM
                                       ANNUAL COMPENSATION    ANNUAL     COMPENSATION
                              FISCAL   -------------------    COMPEN-    -------------    ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR     SALARY     BONUS     SATION(1)   STOCK OPTIONS   COMPENSATION
---------------------------   ------   --------   --------   ---------   -------------   ------------
Richard E. Bunger...........   1998    $183,750   $223,502       --         30,000         $27,340(2)
  Chairman of the Board        1997     175,000    163,059       --         40,000          25,087(2)
                               1996     100,000    107,873       --             --          21,100(2)
Steven G. Bunger............   1998    $183,750   $193,812     $500         30,000         $    --
  President, Chief             1997     170,000    119,577      500         40,000           5,000(3)
  Executive Officer            1996      50,000     95,887       --         25,000           5,000(3)
Lawrence Trachtenberg.......   1998    $157,500   $140,487     $500         30,000         $    --
  Chief Financial Officer,     1997     145,000    102,494      500         40,000           5,000(3)
  Executive Vice President     1996      50,000     95,887       --         25,000           5,000(3)
Burton K. Kennedy Jr........   1998    $110,284   $ 20,887     $500          5,000         $ 5,000(3)
  Senior Vice President        1997      99,045     11,296      500          5,000           5,000(3)
                               1996      14,423     51,320       --         50,000           2,500(3)
Russell Lemley..............   1998    $ 94,480   $ 27,668     $225         29,000         $ 5,000(3)
  Vice President, Operations   1997      56,000     20,775      253          3,000           5,000(3)
                               1996      61,182         --       --             --           5,000(3)

---------------
(1) Includes our contributions to the 401(k) Retirement Plan.

(2) We provide Mr. Richard E. Bunger with a car we own and a $2 million life insurance policy. The amount shown is our estimate of our annual costs for the car and the life insurance premiums we paid.

(3) Payments under non-compete agreements with us.

COMPENSATION OF DIRECTORS

     We pay our directors (other than directors who are also employees) for their service. Each director was paid $500 per board meeting in 1998, whether attended in person or by telephone, and will be paid $15,000 per year plus $500 per board meeting attended in 1999. We also grant each outside director an option to purchase 7,500 shares of common stock on each August 1. The exercise price is equal to the fair market value of the common stock on the grant date.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following shows the number and percentage of outstanding shares of our common stock as of March 29, 1999 owned by:

     - each stockholder known by us to beneficially own more than five percent of our common stock;

     - each director and executive officer;

     - all executive officers and directors as a group; and

     - each selling stockholder.

The table also shows the number of shares being sold by each selling stockholder and the number and percentage of our outstanding shares each selling stockholder will own after the offering, assuming that the underwriters do not exercise their over-allotment option. The address of each person named in the table is 1834 West Third Street, Tempe, Arizona 85281, unless otherwise noted.

                                                                              SHARES OWNED AFTER
                                               BEFORE OFFERING                     OFFERING
                                             -------------------   SHARES    --------------------
NAME                                          NUMBER     PERCENT   OFFERED    NUMBER      PERCENT
----                                         ---------   -------   -------   ---------    -------
Directors and Executive Officers:
  Richard E. Bunger(1).....................  2,327,000    28.1     500,000   1,827,000     17.0
  Steven G. Bunger(2)......................    335,849     4.1          --     335,849      3.1
  Lawrence Trachtenberg....................     90,771     1.1          --      90,771        *
  Ronald J. Marusiak(3)....................    135,478     1.7          --     135,478      1.3
  George Berkner...........................     31,125       *          --      31,125        *
  Burton K. Kennedy, Jr....................     23,135       *          --      23,135        *
  Russell Lemley...........................      9,288       *          --       9,288        *
  Stephen A McConnell......................     16,250       *          --      16,250        *
  REB/BMB Family Limited Partnership(4)....  1,730,000    21.2          --   1,730,000     16.2
  Bunger Holdings, L.L.C.(5)...............    410,000     5.0          --     410,000      3.8
  All directors and executive officers as a
     group (8 persons).....................  2,799,517    34.3          --   2,299,517     21.6

Other Selling Stockholders:
  Kyle G. and Jennifer Blackwell...........    207,098     2.5      15,000     192,098      1.8
  Michael J. and Angela Bunger.............    261,131     3.2      15,000     246,131      2.3
  Aric and Carolyn Clawson.................    202,051     2.5      15,000     187,051      1.8
  Jon and Susan Keating....................    180,740     2.2      15,000     165,740      1.6
  Pennies of the World, Inc.(6)............     85,468     1.0      40,000      45,468        *

---------------
 *  Less than 1%.

(1) Includes 1,730,000 shares owned by REB/BMB Family Limited Partnership. Mr. Richard E. Bunger disclaims any beneficial ownership of shares held by REB/BMB Family Limited Partnership in excess of 1,080,430.

(2) Includes: 82,000 shares owned by Bunger Holdings, L.L.C.; 169,379 shares owned by REB/BMB Family Limited Partnership; 2,470 shares of common stock; and 82,000 shares subject to exercisable options. Of the 169,379 shares owned by REB/BMB Family Limited Partnership, 134,148 are held for members of Mr. Bunger's immediate family.

(3) Includes: 95,500 shares held by a Profit Sharing Plan and Trust of which Mr. Marusiak is Trustee and Plan Administrator. Mr. Marusiak disclaims any beneficial ownership of 80% of these shares.

(4) Richard E. Bunger and his wife, Barbara M. Bunger, are the general partners of REB/BMB Family Limited Partnership.

(5) The members of Bunger Holdings, L.L.C. are Steven G. Bunger, Carolyn Clawson, Michael Bunger, Jennifer Blackwell and Susan Keating, each a child of Richard E. Bunger.

(6) Pennies of the World, Inc. acquired shares of our common stock in January 1999 in partial payment of the purchase price in the acquisition of our Las Vegas branch a year earlier. Pennies of the World, Inc. is located at 8 Horizon Avenue, Venice, California 90291.

                DESCRIPTION OF COMMON STOCK AND OTHER SECURITIES

GENERAL


     Our Certificate of Incorporation authorizes the issuance of 17,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of March 31, 1999, 8,170,451 shares of common stock were outstanding, and we had reserved 1,095,375 shares of common stock for issuance upon exercise of outstanding options and warrants. On April 30, 1999, we issued 640,000 shares of our redeemable Series B convertible preferred stock in connection with our acquisition of substantially all of the assets of National Security Containers, L.L.C. No other shares of preferred stock were outstanding on April 30, 1999.


COMMON STOCK

     The holders of common stock have one vote per share on all matters submitted to a vote of our stockholders. Holders of common stock are entitled to receive any dividends on the common stock declared by the Board of Directors out of funds legally available for dividend payments. If we dissolve, liquidate or wind up our business, the holders of common stock will share ratably in our assets after payment of our liabilities and any preferences on the preferred stock. All outstanding shares of common stock are fully paid and nonassessable.

     The holders of common stock do not have any rights to acquire or subscribe for additional shares. Accordingly, if you buy shares in this offering and we later decide to sell additional shares, you will have no right to purchase any of those additional shares. Therefore, your percentage interest would be reduced.

     Under our Bylaws, the holders of one-third of the outstanding shares of our common stock, if present in person or by proxy, represent a quorum for the transaction of business at our stockholders meetings. In most instances, if holders of a majority of the common stock present in person or by proxy at any meeting vote "for" a matter, including the election of directors, the matter passes.

     The holders of common stock do not have cumulative voting rights. This means the holders of more than half of the outstanding shares of our common stock can elect all of the directors if they choose to do so, and the priority stockholders cannot elect any Directors. The Board of Directors is allowed to fill any vacancies on the Board between stockholders' meetings.

PREFERRED STOCK


     Under our Certificate of Incorporation, the Board of Directors may issue shares of preferred stock without stockholder approval. The Board may set the rights, privileges and preferences of any series of preferred stock it decides to issue. This includes the dividend rate and voting rights, redemption rights, sinking fund, liquidation preferences and conversion rights. Therefore, the rights of any preferred stock the Board of Directors may decide to issue could adversely affect the voting power or other rights of the holders of the common stock. We do not currently intend to issue any preferred stock other than our redeemable Series B convertible preferred stock which is described below and which was issued on April 30, 1999 in connection with our acquisition of substantially all of the assets of National Security Containers. We will redeem all outstanding shares of our Series B preferred stock with a portion of the net proceeds of this offering. See "Use of Proceeds."



     At the closing of that acquisition, we issued National Security Containers, L.L.C. 640,000 shares of our Series B preferred stock, with a mutually agreed aggregate value of $8 million. The rights and preferences for the Series B preferred stock are described below.



     Dividends. Dividends on the Series B preferred stock accrue at the rate of 5% per year for the first six months the shares are issued and at a rate of 12% per year after that six month period. Dividends are payable quarterly in cash out of funds legally available for use in the payment of dividends. If we fail to redeem the shares of Series B preferred stock when required, or if we fail four times to pay dividends on a quarterly payment date, dividends begin to accrue at a rate of 18% per year.

     Conversion. After the first anniversary of issuance, if not redeemed earlier, each share of Series B preferred stock will become convertible into one share of our common stock (subject to certain adjustments), at the option of the owner of the share. If not previously redeemed, all the shares of Series B preferred stock would be convertible into 640,000 shares of our common stock, assuming no adjustments had to be made to the $12.50 per share initial conversion price.


     Redemption. The redemption price of the Series B preferred stock is $12.50, plus all accrued and unpaid dividends. We will redeem all the outstanding shares of the Series B preferred stock with a portion of the net proceeds of this offering.


     Liquidation Preference. Upon our liquidation, dissolution or winding-up, each share of Series B preferred stock will be entitled to receive $12.50 plus all accrued but unpaid dividends, before any distribution can be made on our common stock. After receiving that liquidation preference payment, the Series B preferred stock will not be entitled to further participate in liquidation distributions. However, if at the time we liquidate, dissolve or wind-up, we also have failed to redeem the shares of Series B preferred stock when required, or if we failed four times to pay dividends on a quarterly payment date, after receiving the liquidation preference payment, the shares of Series B preferred stock will be entitled to participate in distributions made on the common stock, based upon the number of shares of common stock then issuable upon conversion of a share of Series B preferred stock.

     Voting Rights. Initially, the Series B preferred stock will not entitled to vote, except as provided by Delaware law. However, if we fail to redeem the shares of Series B preferred stock when required, or if we fail four times to pay dividends on a quarterly payment date, the Series B preferred stock will be entitled to vote with the holders of common stock as a single class, with each share of Series B preferred stock having that number of votes equal to the number of shares of common stock into which it is convertible.


     Registration Rights. We granted National Security Containers rights to demand registration of the shares of common stock issuable upon conversion of the shares of Series B preferred stock and rights to include shares of common stock in other registrations effected by us. These rights will be generally transferable.


WARRANTS

     In October 1997, we issued warrants to purchase 187,500 shares of common stock in connection with the sale of our 12% Senior Subordinated Notes. Those warrants are exercisable at $5.00 per share and expire on November 1, 2002. As of March 31, 1999, warrants to purchase 182,625 shares of common stock were outstanding.

CLASSIFIED BOARD OF DIRECTORS AND RELATED PROVISIONS

     We have also set up a classified Board of Directors. This means that our directors serve staggered terms of three years each. This classified board structure means that stockholders who do not approve of the policies of the Board of Directors cannot vote to remove more than one-third of the directors at any one annual meeting. It will take two annual meetings of stockholders to remove a majority of the Board.

TRANSFER AGENT

     The transfer agent for our common stock is Harris Trust and Savings Bank, Chicago, Illinois.

                              PLAN OF DISTRIBUTION

     The underwriters named below, through their representatives, BT Alex. Brown Incorporated, A.G. Edwards & Sons, Inc., Morgan Keegan & Company, Inc. and Peacock, Hislop, Staley & Given, Inc., have severally agreed to purchase from us and the selling stockholders the following numbers of shares of common stock at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus.

UNDERWRITER                                                  NUMBER OF SHARES
-----------                                                  ----------------
BT Alex. Brown Incorporated..............................
A.G. Edwards & Sons, Inc.................................
Morgan Keegan & Company, Inc. ...........................
Peacock, Hislop, Staley & Given, Inc. ...................

                                                                ---------
          Total..........................................       3,100,000
                                                                =========

     We and the selling stockholders have entered into an underwriting agreement with the underwriters which provides that the underwriters are obligated, subject to the terms and conditions of the underwriting agreement, to purchase all of the shares of common stock being offered, other than those covered by the over-allotment option described below, if any of such shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price shown on the cover page of this prospectus and to
dealers at a price that represents a concession not in excess of $     per share
under the public offering price. The underwriters may allow, and dealers may
re-allow, a concession not in excess of $     per share to other dealers. After
the public offering, the offering price and other selling terms may be changed by the representatives of the underwriters. The underwriters may sell more shares that the total number shown on the above table. To cover these sales, we have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 465,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option only to cover these sales. To the extent that the underwriters exercise their option, each of the underwriters will become obligated to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to 3,100,000, and we will be obligated to sell such shares to the underwriters. If any additional shares of common stock are purchased, the underwriters will offer additional shares on the same terms as those on which the initial shares are being offered.

     The following table summarizes the compensation to be paid to the underwriters by the Company and the selling stockholders:



                                                             TOTAL
                                                -------------------------------
                                         PER       WITHOUT            WITH
                                        SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                        -----   --------------   --------------
Underwriting discounts and commissions
  paid by the Company.................
Underwriting discounts and commissions
  paid by the selling stockholders....



     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $350,000.


     We and certain selling stockholders have agreed to indemnify the underwriters against liabilities in connection with this offering, including liabilities under the Securities Act of 1933.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering by creating a short position in our common stock for their own accounts. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market at a level above that which might otherwise prevail in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or a dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and if commenced, may end any of these activities at any time.

     Our directors and executive officers collectively hold approximately 2,290,000 shares of our common stock and exercisable options to buy approximately 337,000 shares of common stock, after giving effect to the sale of 500,000 shares by Richard E. Bunger. Our directors and executive officers have agreed with the underwriters, subject to certain limited exceptions, not to offer, sell, pledge or otherwise dispose of any shares of common stock owned by them for a period of one year following the date of this offering without the prior written consent of BT Alex. Brown Incorporated.

     We have agreed with the underwriters not to offer, sell, pledge or otherwise dispose of any shares of our common stock for a period of one year from the date of this offering without the prior written consent of BT Alex. Brown Incorporated, except that we may issue, and grant options or warrants to purchase, shares of our common stock or any shares convertible into, exercisable for or exchangeable for shares of our common stock, upon the exercise of outstanding options and warrants and our issuance of options and stock granted under the existing stock option plan and in connection with acquisition transactions.

     In connection with this offering, some of the underwriters and selling group members (if any) who are qualified market makers in our common stock may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act, during the business day prior to the pricing of this offering before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such.

In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     BT Commercial Corporation, an affiliate of BT Alex. Brown Incorporated, is the agent for our lenders under our $90 million credit facility. We believe the interest rate and other terms and conditions of our credit facility are within standard industry parameters.

                             VALIDITY OF THE SHARES

     The validity of the common stock offered hereby will be passed upon for the Company by Bryan Cave LLP, Phoenix, Arizona. Piper & Marbury L.L.P., Baltimore, Maryland, will pass upon certain legal matters as requested by the underwriters.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. We have included these financial statements because we believe our auditors are experts in accounting and auditing.

                    WHERE YOU CAN GET ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-2 with the SEC. This prospectus does not contain all of the information in the registration statement. We have omitted some of that information under the SEC's rules and regulations. You should refer to the registration statement and its exhibits for further information.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the SEC. These documents and the registration statement may be inspected and copied at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. You can also get copies of these documents by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or on the World Wide Web through the SEC's Internet address at "http://www.sec.gov." Our common stock is listed on the Nasdaq National Market, and you may also inspect and copy our SEC filings at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We have filed the following documents with the SEC (File No. 1-12804) pursuant to the Securities Exchange Act of 1934. These documents are incorporated in this prospectus by reference:

     - Our Annual Report on Form 10-K for the year ended December 31, 1998;


     - Our Current Reports on Form 8-K, dated April 1, 1999 and April 30, 1999; and


     - All other reports we have filed pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 1998.

     All other documents that we filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering are also incorporated by reference in this prospectus from their date of filing.

     Any statement contained in a document incorporated in this prospectus by reference, or contained in this prospectus, will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is incorporated by reference in this prospectus modifies or supersedes the earlier statement. Any statement so modified does not constitute a part of this prospectus except as so modified, and any statement so superseded does not constitute a part of this prospectus.

     Requests for copies of incorporated documents should be directed to:
Stockholder Relations Department, Mobile Mini, Inc., 1834 West Third Street, Tempe, Arizona 85281, telephone: (602) 894-6311. We will give you copies free of charge.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants....................   F-2

Consolidated Balance Sheets -- December 31, 1997 and 1998...   F-3

Consolidated Statements of Operations -- For the Years Ended
  December 31, 1996, 1997 and 1998..........................   F-4

Consolidated Statements of Stockholders' Equity -- For the
  Years Ended December 31, 1996, 1997 and 1998..............   F-5

Consolidated Statements of Cash Flows -- For the Years Ended
  December 31, 1996, 1997 and 1998..........................   F-6

Notes to Consolidated Financial Statements -- December 31,
  1997 and 1998.............................................   F-8

Financial Statement Schedule

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Mobile Mini, Inc.:

     We have audited the accompanying consolidated balance sheets of MOBILE MINI, INC. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mobile Mini, Inc. and subsidiaries as of December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of the financial statements is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Phoenix, Arizona,
  February 12, 1999.

                               MOBILE MINI, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998

                                                                 1997            1998
                                                              -----------    ------------
                                         ASSETS
Cash and cash equivalents...................................  $ 1,005,204    $  1,030,138
Receivables, net of allowance for doubtful accounts of
  $893,000 and $1,085,000, respectively.....................    6,259,476       6,254,938
Inventories.................................................    4,748,316       8,550,778
Portable storage unit lease fleet, net of accumulated
  depreciation of $1,735,000 and $2,584,000, respectively...   50,906,908      76,589,831
Property, plant and equipment, net..........................   18,011,916      20,262,738
Deposits and prepaid expenses...............................      898,615         787,426
Other assets................................................    2,221,587       3,314,384
                                                              -----------    ------------
          TOTAL ASSETS......................................  $84,052,022    $116,790,233
                                                              ===========    ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Accounts payable............................................  $ 2,676,634    $  2,953,833
Accrued liabilities.........................................    3,104,747       3,858,165
Line of credit..............................................   35,883,104      57,183,576
Notes payable...............................................    6,123,049       4,819,976
Obligations under capital leases............................    5,371,603       3,196,021
Subordinated notes, net.....................................    6,647,874       6,700,038
Deferred income taxes.......................................    5,217,619       8,206,830
                                                              -----------    ------------
          TOTAL LIABILITIES.................................   65,024,630      86,918,439
                                                              -----------    ------------

Commitments and Contingencies (Note 10)
STOCKHOLDERS' EQUITY:
Common stock; $0.01 par value, 17,000,000 shares authorized,
  6,799,524 and 7,966,863 issued and outstanding at December
  31, 1997 and 1998, respectively...........................       67,995          79,669
Additional paid-in capital..................................   16,206,166      22,054,927
Common stock to be issued, 85,468 shares....................           --         500,000
Retained earnings...........................................    2,753,231       7,237,198
                                                              -----------    ------------
          TOTAL STOCKHOLDERS' EQUITY........................   19,027,392      29,871,794
                                                              -----------    ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $84,052,022    $116,790,233
                                                              ===========    ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                               MOBILE MINI, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                     1996           1997           1998
                                                  -----------    -----------    -----------
REVENUES:
  Leasing.......................................  $17,876,236    $24,870,141    $36,461,050
  Sales.........................................   23,618,754     20,527,477     15,623,088
  Other.........................................      930,611        685,005        592,393
                                                  -----------    -----------    -----------
                                                   42,425,601     46,082,623     52,676,531
COSTS AND EXPENSES:
  Cost of sales.................................   19,926,191     14,546,347     10,729,988
  Leasing, selling and general expenses.........   15,343,210     20,585,458     25,724,193
  Depreciation and amortization.................    1,713,419      2,253,264      2,884,007
  Restructuring charge..........................      700,000             --             --
                                                  -----------    -----------    -----------
INCOME FROM OPERATIONS..........................    4,742,781      8,697,554     13,338,343
OTHER INCOME (EXPENSE):
  Interest income...............................        9,546          4,628         31,274
  Interest expense..............................   (3,894,155)    (5,034,856)    (5,896,339)
                                                  -----------    -----------    -----------
INCOME BEFORE PROVISION FOR INCOME TAXES AND
  EXTRAORDINARY ITEM............................      858,172      3,667,326      7,473,278
PROVISION FOR INCOME TAXES......................      377,596      1,466,930      2,989,311
                                                  -----------    -----------    -----------
INCOME BEFORE EXTRAORDINARY ITEM................      480,576      2,200,396      4,483,967
EXTRAORDINARY ITEM, net of income tax benefit of
  $322,421......................................     (410,354)            --             --
                                                  -----------    -----------    -----------
NET INCOME......................................  $    70,222    $ 2,200,396    $ 4,483,967
                                                  ===========    ===========    ===========
EARNINGS PER SHARE:
BASIC:
  Income before extraordinary item..............  $      0.07    $      0.33    $      0.57
  Extraordinary item............................        (0.06)            --             --
                                                  -----------    -----------    -----------
  Net income....................................  $      0.01    $      0.33    $      0.57
                                                  ===========    ===========    ===========
DILUTED:
  Income before extraordinary item..............  $      0.07    $      0.32    $      0.53
  Extraordinary item............................        (0.06)            --             --
                                                  -----------    -----------    -----------
  Net income....................................  $      0.01    $      0.32    $      0.53
                                                  ===========    ===========    ===========
WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON
  SHARE EQUIVALENTS OUTSTANDING:
  Basic.........................................    6,737,592      6,752,147      7,839,623
                                                  ===========    ===========    ===========
  Diluted.......................................    6,744,229      6,800,303      8,417,168
                                                  ===========    ===========    ===========

 The accompanying notes are an integral part of these consolidated statements.

                               MOBILE MINI, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                       COMMON
                                                        ADDITIONAL     STOCK
                                 PREFERRED    COMMON      PAID-IN      TO BE      RETAINED    STOCKHOLDERS'
                                   STOCK       STOCK      CAPITAL      ISSUED     EARNINGS       EQUITY
                                -----------   -------   -----------   --------   ----------   -------------
Balance, December 31, 1995....  $ 5,000,000   $48,350   $10,628,979   $     --   $  482,613    $16,159,942
  Conversion of preferred
    stock.....................   (5,000,000)   19,043     4,959,894         --           --        (21,063)
  Net income..................           --        --            --         --       70,222         70,222
                                -----------   -------   -----------   --------   ----------    -----------
Balance, December 31, 1996....           --    67,393    15,588,873         --      552,835     16,209,101
  Issuance of common stock
    (Notes 6 and 11)..........           --       600       333,175         --           --        333,775
  Exercise of stock options...           --         2           648         --           --            650
  Warrants issued (Note 11)...           --        --       283,470         --           --        283,470
  Net income..................           --        --            --         --    2,200,396      2,200,396
                                -----------   -------   -----------   --------   ----------    -----------
Balance, December 31, 1997....           --    67,995    16,206,166         --    2,753,231     19,027,392
  Issuance of common stock
    (Notes 6 and 11)..........           --       180       183,820         --           --        184,000
  Exercise of stock options...           --         9         3,779         --           --          3,788
  Exercise of warrants........           --    11,485     5,661,162         --           --      5,672,647
  Common stock to be issued,
    85,468 shares.............           --        --            --    500,000           --        500,000
  Net income..................           --        --            --         --    4,483,967      4,483,967
                                -----------   -------   -----------   --------   ----------    -----------
Balance, December 31, 1998....  $        --   $79,669   $22,054,927   $500,000   $7,237,198    $29,871,794
                                ===========   =======   ===========   ========   ==========    ===========

 The accompanying notes are an integral part of these consolidated statements.

                               MOBILE MINI, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                             1996            1997            1998
                                                         ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................................  $     70,222    $  2,200,396    $  4,483,967
  Adjustments to reconcile income to net cash provided
    by operating activities:
    Extraordinary loss on early debt extinguishment....       410,354              --              --
    Allowance for doubtful accounts receivable.........       502,065       1,104,863         983,526
    Amortization of deferred loan costs................       385,473         548,725         587,096
    Amortization of warrant issuance discount..........            --           8,694          52,164
    Depreciation and amortization......................     1,713,419       2,253,264       2,884,007
    Loss (gain) on disposal of property, plant and
      equipment........................................         3,938          56,247          (2,901)
    Deferred income taxes..............................        (2,485)      1,508,119       2,989,211
    Changes in certain assets and liabilities, net of
      effect of businesses acquired:
      Increase in receivables..........................      (821,194)     (2,732,485)       (937,114)
      Decrease (increase) in inventories...............       194,840         250,066      (3,802,462)
      (Increase) decrease in deposits and prepaid
         expenses......................................       (24,410)       (155,631)        188,559
      Decrease (increase) in other assets..............        45,908          10,746          (1,826)
      (Decrease) increase in accounts payable..........    (1,707,818)        119,305         277,199
      Increase in accrued liabilities..................       619,649         912,634         753,416
                                                         ------------    ------------    ------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES........     1,389,961       6,084,943       8,454,842
                                                         ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for businesses acquired (Note 12)..........            --              --      (3,944,446)
  Net purchases of portable storage unit lease fleet...    (7,737,552)    (17,078,799)    (23,492,555)
  Net purchases of property, plant and equipment.......    (3,013,247)     (2,140,205)     (3,775,359)
                                                         ------------    ------------    ------------
      NET CASH USED IN INVESTING ACTIVITIES............   (10,750,799)    (19,219,004)    (31,212,360)
                                                         ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings under lines of credit.................    22,307,001       9,477,069      21,300,472
  Proceeds from issuance of notes payable..............     7,127,997      10,391,748         376,670
  Deferred financing costs.............................    (1,963,484)       (727,434)       (505,061)
  Principal payments and penalties on early debt
    extinguishment.....................................   (14,405,879)             --              --
  Principal payment on notes payable...................    (1,334,083)     (4,632,298)     (1,679,743)
  Principal payments on capital lease obligations......    (3,043,759)     (1,367,833)     (2,386,321)
  Exercise of warrants.................................            --         260,820       5,672,647
  Issuance of common stock.............................       (21,063)            650           3,788
                                                         ------------    ------------    ------------
      NET CASH PROVIDED BY FINANCING ACTIVITIES........     8,666,730      13,402,722      22,782,452
                                                         ------------    ------------    ------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...      (694,108)        268,661          24,934
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.........     1,430,651         736,543       1,005,204
                                                         ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR...............  $    736,543    $  1,005,204    $  1,030,138
                                                         ============    ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for interest...............  $  3,186,774    $  4,347,025    $  5,479,214
                                                         ============    ============    ============
  Cash paid during the year for income taxes...........  $     59,958    $     66,162    $     75,045
                                                         ============    ============    ============

 The accompanying notes are an integral part of these consolidated statements.

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:

     In 1998, the Company issued 85,468 shares of the Company's common stock valued at $500,000 as partial consideration in the purchase price of Nevada Storage Containers (Las Vegas, Nevada) and issued 18,022 shares of the Company's common stock valued at $184,000 as partial consideration in the purchase price of Aspen Instant Storage (Oklahoma City, Oklahoma). In 1997, the Company issued 60,000 shares of the Company's common stock and 15,000 warrants to purchase the Company's common stock as consideration for services performed in connection with the $6.9 million subordinated debt offering and related bridge financing with an aggregate value of $357,675 (Note 6). Capital lease obligations of $548,697 and $210,740 during 1996 and 1998, respectively, were incurred in connection with lease agreements for equipment. The Company did not enter into any capital lease obligations during 1997.

 The accompanying notes are an integral part of these consolidated statements.

                               MOBILE MINI, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1998

(1) THE COMPANY, ITS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION AND SPECIAL CONSIDERATIONS

     Mobile Mini, Inc., a Delaware corporation, is a leading provider of portable storage leasing solutions. The Company designs and manufactures portable steel storage units and acquires and refurbishes used ocean-going shipping containers for lease primarily in Arizona, California, Texas, Nevada, Oklahoma, New Mexico and Colorado. In addition to its leasing operations, the Company sells new and used portable storage units and provides other ancillary services.

     The Company has experienced rapid growth during the last several years with lease revenues increasing at a 39.6% compounded rate during the last four years. This growth is related to the expansion of the Company's portable storage unit lease fleet at existing locations in Arizona, California, Texas and new locations added in 1998 in Nevada, Oklahoma, New Mexico and Colorado.

     The Company believes that its current capitalization, together with borrowings available under the Credit Facility, is sufficient to permit controlled growth. However, should demand for the Company's products continue to grow at a significant rate, the Company will be required to secure additional financing through additional borrowings, debt or equity offerings, or a combination of these sources to meet this demand. The Company believes that such financing will be available; however, there is no assurance that any such financings will be available or on terms acceptable to the Company.

     The Company's ability to obtain used containers for its lease fleet is subject in large part to the availability of these containers in the market. This is in part subject to international trade issues and the demand for containers in the ocean cargo shipping business. Should there be a shortage in supply of used containers, the Company could supplement its lease fleet with new portable storage units manufactured by the Company. However, should there be an overabundance of these used containers available, it is likely that prices would fall. This could result in a reduction in the lease rates the Company could obtain from its portable storage unit leasing operations. It could also cause the appraised orderly liquidation value of the portable storage units in the lease fleet to decline. In such event, the Company's ability to finance its business through the Credit Facility would be affected as the maximum borrowing limit under that facility is based upon the appraised orderly liquidation value of the Company's portable storage unit lease fleet. In addition, under the Credit Facility, the Company is required to comply with certain covenants and restrictions as more fully discussed in Note 3. If the Company fails to comply with these covenants and restrictions, the lender has the right to refuse to lend the Company additional funds and may require early payment of amounts owed to the lender. If this happens, it would materially impact the Company's growth and ability to fund ongoing operations. Furthermore, because a substantial portion of the amount borrowed under the Credit Facility bears interest at a variable rate, a significant increase in interest rates could have a materially adverse affect on the results of operations and financial condition of the Company.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Mobile Mini, Inc. and its wholly owned subsidiary, Mobile Mini I, Inc. (collectively the "Company"). All material intercompany transactions have been eliminated.

                               MOBILE MINI, INC.

REVENUE RECOGNITION

     The Company recognizes revenue from sales of containers upon delivery. Revenue generated under portable storage unit leases is recognized as earned when the customer is invoiced.

     Revenue under certain contracts for the manufacture of telecommunication shelters is recognized using the percentage-of-completion method primarily based on contract costs incurred to date compared with total estimated contract costs. Provision for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Costs and estimated earnings in excess of billings on uncompleted contracts is approximately $307,000 and $73,000 at December 31, 1997 and 1998 respectively, and are included in receivables in the accompanying consolidated balance sheets.

     Revenue from portable storage unit delivery and hauling is recognized as these services are provided.

CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, consist primarily of receivables. Concentration of credit risk with respect to receivables are limited due to the large number of customers spread over a large geographic area in many industry segments. The Company's receivables related to its sales operations are generally secured by the product sold to the customer. The Company's receivables related to its leasing operations are primarily small month-to-month amounts generated from both off site and on site customers. The Company has the right to repossess the portable storage unit, including any customer goods, for non payment.

     The Company's leasing customers by major category are presented below:

                                                              1997    1998
                                                              ----    ----
Retail......................................................   46%     40%
Construction................................................   24%     31%
Consumers...................................................   17%     15%
Commercial..................................................    4%      7%
Government and Institutions.................................    7%      6%
Other.......................................................    2%      1%

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents at December 31, 1997 and 1998 include $416,800 and $415,800, respectively, (including earned interest) in an interest reserve account as required under the Indenture (see Note 6) in connection with the Company's 12% Senior Subordinated Notes and represent an amount equal to at least six months interest based on the principal amount outstanding.

                               MOBILE MINI, INC.

INVENTORIES

     Inventories are stated at the lower of cost or market, with cost being determined under the specific identification method. Market is the lower of replacement cost or net realizable value. Inventories at December 31 consist of the following:

                                                       1997          1998
                                                    ----------    ----------
Raw materials and supplies........................  $3,241,962    $6,480,553
Work-in-process...................................     631,399       801,338
Finished portable storage units...................     874,955     1,268,887
                                                    ----------    ----------
                                                    $4,748,316    $8,550,778
                                                    ==========    ==========

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the assets' estimated useful lives. Salvage values are determined when the property is constructed or acquired and range up to 25%, depending on the nature of the asset. In the opinion of management, estimated salvage values do not cause carrying values to exceed net realizable value. Normal repairs and maintenance to property, plant and equipment are expensed as incurred.

     Property, plant and equipment at December 31 consist of the following:

                                      ESTIMATED
                                     USEFUL LIFE
                                      IN YEARS         1997           1998
                                     -----------    -----------    -----------
Land...............................                 $   708,555    $   777,668
Vehicles and equipment.............   5 to 10        12,721,917     15,963,099
Buildings and improvements.........     30            6,739,190      7,211,833
Office fixtures and equipment......   5 to 20         3,109,904      3,404,320
                                                    -----------    -----------
                                                     23,279,566     27,356,920
Less -- Accumulated depreciation...                  (5,267,650)    (7,094,182)
                                                    -----------    -----------
                                                    $18,011,916    $20,262,738
                                                    ===========    ===========

Property, plant and equipment includes assets acquired under capital leases of approximately $603,000 and $818,000, and accumulated amortization of approximately $107,000 and $165,000, at December 31, 1997 and 1998, respectively.

     At December 31, 1997 and 1998, a portion of property, plant and equipment was pledged as collateral for notes payable obligations and obligations under capital leases (see Notes 3, 4 and 5).

ACCRUED LIABILITIES

     Included in accrued liabilities in the accompanying consolidated balance sheets are customer deposits and prepayments totaling approximately $485,000 and $645,000 for the years ended December 31, 1997 and 1998, respectively.

EARNINGS PER SHARE

     The Company has adopted SFAS No. 128, Earnings per Share. Pursuant to SFAS No. 128, basic earnings per common share are computed by dividing net income by the weighted average number

                               MOBILE MINI, INC.

of shares of common stock outstanding during the year. Diluted earnings per common share are determined assuming that options were exercised at the beginning of each year or at the time of issuance. SFAS No. 128 is effective for financial statements for both interim and annual periods presented after December 15, 1997 and as a result, all prior period earnings per share (EPS) data presented has been restated.

     Below are the required disclosures pursuant to SFAS No. 128 for the years ended December 31, 1996, 1997 and 1998:

                                                1996          1997          1998
                                             ----------    ----------    ----------
Basic earnings per share:
  Net income...............................  $   70,222    $2,200,396    $4,483,967
                                             ==========    ==========    ==========
  Weighted average common shares...........   6,737,592     6,752,147     7,839,623
                                             ----------    ----------    ----------
     Basic earnings per share..............  $     0.01    $     0.33    $     0.57
                                             ==========    ==========    ==========
Diluted earnings per share:
  Net income...............................  $   70,222    $2,200,396    $4,483,967
                                             ==========    ==========    ==========
  Weighted average common shares...........   6,737,592     6,752,147     7,839,623
  Options and warrants assumed converted...       6,637        48,156       577,545
                                             ----------    ----------    ----------
  Weighted average common shares plus
     assumed conversion....................   6,744,229     6,800,303     8,417,168
                                             ----------    ----------    ----------
     Diluted earnings per share............  $     0.01    $     0.32    $     0.53
                                             ==========    ==========    ==========

LONG-LIVED ASSETS

     The Company periodically evaluates the carrying value of long-lived assets in accordance with SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Under SFAS No. 121, long-lived assets and certain identifiable intangible assets to be held and used in operations are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss is recognized if the sum of the expected long-term undiscounted cash flows is less than the carrying amount of the long-lived assets being evaluated.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

     The carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair values. The carrying amounts of the Company's borrowings under the revolving line of credit and certain variable rate notes payable instruments approximate fair value. The fair value of the Company's variable rate notes payable and revolving line of credit is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of fixed rate long-term debt at December 31, 1998 is approximately $12,100,000.

                               MOBILE MINI, INC.

DEFERRED FINANCING COSTS

     Included in other assets are deferred financing costs of approximately $2,104,000 and $2,032,000 at December 31, 1997 and 1998, respectively. These costs of obtaining long-term financing are being amortized over the term of the related debt, using the straight-line method. The difference between amortizing the deferred financing costs using the straight-line method and amortizing such costs using the effective interest method is not material.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain prior period amounts in the accompanying financial statements have been reclassified to conform to the current year presentation.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued. This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the fair value of the derivative be recognized currently in earnings unless specific hedge accounting criteria are met. If specific hedge accounting criteria are met, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company expects to adopt SFAS No. 133 effective January 1, 2000. Management believes the impact of adopting SFAS No. 133 will not have any material impact on the Company's financial statements.

(2) PORTABLE STORAGE UNIT LEASE FLEET:

     The Company has a portable storage unit lease fleet consisting of refurbished or manufactured containers that are leased to customers under short-term operating lease agreements with varying terms. Depreciation is provided using the straight-line method over the portable storage units estimated useful lives of 20 years with salvage values estimated at 70% of cost. In the opinion of management, estimated salvage values do not cause carrying values to exceed net realizable value. Portable storage units included in the lease fleet with an original loan value of approximately $9.2 million at December 31, 1997 and $7.0 million at December 31, 1998, have been pledged as collateral for notes payable and obligations under capital leases. The balance of the portable storage units are pledged as collateral under the Credit Facility (see Notes 3, 4 and 5). Normal repairs and maintenance to the portable storage units are expensed as incurred.

                               MOBILE MINI, INC.

     Portable storage unit lease fleet includes assets acquired under capital leases of approximately $8,255,000 and $6,435,000, and accumulated depreciation of approximately $317,000 and $361,000 at December 31, 1997 and 1998, respectively.

(3) LINE OF CREDIT:

     In March 1996, the Company entered into the Credit Facility. Under the terms of the Credit Facility, as amended, the Lenders have provided the Company with a $75.0 million revolving line of credit and a term loan. Borrowings under the Credit Facility are secured by substantially all of the Company's assets.

     Available borrowings under the revolving line of credit are based upon the level of the Company's inventories, receivables and portable storage unit lease fleet. The portable storage unit lease fleet is appraised at least annually, and up to 90% of the lesser of cost or appraised orderly liquidation value, as defined, may be included in the borrowing base. The interest rate on the revolving line of credit is fixed quarterly based on the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. Borrowings, are at the Company's option, at either the prime or the Eurodollar rate, and interest accrues at a certain spread relative to the Company's debt ratio in effect. At December 31, 1998, the prime rate was 7.75% and the Eurodollar rate ranged from 5.31% to 5.56%. The interest rate charged under the revolving line of credit at December 31, 1998 was 8.25% for prime rate borrowings and ranged from 7.31% to 7.56% for Eurodollar borrowings. For the first quarter of 1999, the interest rate decreased by 0.25% as a result of the Company's funded debt ratio at December 31, 1998. The revolving line of credit expires in March 2002, including a one-year extension option.

     In connection with the closing of the Credit Facility, the Company terminated its line of credit with its previous lender, repaying all indebtedness under that line. In addition, the Company repaid other long-term debt and obligations under capital leases totaling $14.1 million. As a result, the Company recognized costs previously deferred related to certain indebtedness and prepayment penalties, which resulted in an extraordinary charge to earnings in 1996 of $410,000 after benefit for income taxes.

     The revolving line of credit balance outstanding was approximately $35.9 million and $57.2 million at December 31, 1997 and 1998, respectively. The amount available for borrowing was approximately $9.4 million at December 31, 1998. During 1997 and 1998, the weighted average interest rate under the line of credit was 8.93% and 7.67%, respectively, and the average balance outstanding during 1997 and 1998 was approximately $32.2 million and $45.1 million, respectively.

     The Company entered into an Interest Rate Swap Agreement (the Agreement) effective in September 1998, under which the Company is designated as the fixed rate payer at an interest rate of 5.5% per annum. Under the Agreement, the Company has effectively fixed, for a three year period, the interest rate payable on $30 million of its revolving line of credit so that it is based upon a spread from 5.5%, rather than a spread from the Eurodollar rate. The Company accounts for this agreement as a hedge of an existing liability in conformance with SFAS No. 80, Accounting for Futures Contracts. Interest expense is accrued using the fixed rate identified in the Agreement. The Company's objective in entering into this transaction was to reduce the risk of interest rate fluctuations in the future. As the Company intends to continue to operate with leverage, management believed it was prudent to lock in a fixed interest rate at a time when fixed rates had significantly decreased.

     The Credit Facility contains several covenants including a minimum consolidated tangible net worth requirement, a minimum fixed charge coverage ratio, a maximum ratio of debt to equity,

                               MOBILE MINI, INC.

minimum operating income levels and minimum required utilization rates. In addition, the Credit Facility contains limits on capital expenditures and the incurrence of additional debt, as well as prohibiting the payment of cash dividends.

     Additional principal payments equal to 75% of "Excess Cash Flow", as defined in the term loan documents which constitute part of the Credit Facility, are required annually. As of December 31, 1998, no additional payment was required under this provision.

(4) NOTES PAYABLE:

     Notes payable at December 31 consist of the following:

                                                       1997          1998
                                                    ----------    ----------
Notes payable to BT Commercial Corporation,
  interest ranging from 2.25% over Eurodollar rate
  (5.3125% at December 31, 1998) to 0.75% over
  prime (7.75% at December 31, 1998), fixed
  monthly installments of principal plus interest,
  due March 2002, secured by various classes of
  the Company's assets............................  $4,500,000    $3,687,500
Notes payable, interest ranging from 10.5% to
  12.2%, monthly installments of principal and
  interest, due October 1999 through May 2002,
  secured by equipment and vehicles...............     848,926       591,186
Notes payable, interest ranging from 11.49% to
  12.63%, monthly installments of principal and
  interest, due July 2000 through January 2001,
  secured by portable storage units...............     558,032       385,418
Notes payable to financial institution, interest
  ranges from 6.49% to 7.75%, payable in fixed
  monthly installments due January 1999 through
  May 1999, unsecured.............................     216,091       155,872
                                                    ----------    ----------
                                                    $6,123,049    $4,819,976
                                                    ==========    ==========

     Future maturities under notes payable are as follows:

               YEARS ENDING DECEMBER 31,
               -------------------------
           1999.........................................  $1,526,391
           2000.........................................   1,543,373
           2001.........................................   1,405,089
           2002.........................................     345,123
                                                          ----------
                                                          $4,819,976
                                                          ==========

(5) OBLIGATIONS UNDER CAPITAL LEASES:

     The Company has leased certain portable storage units, portable classroom buildings and equipment under capital leases expiring through 2003 under sale-leaseback arrangements with various leasing companies. The lease agreements provide the Company with a purchase option at the end of the lease term based on an agreed upon percentage of the original cost of the portable storage units. These leases have been capitalized using interest rates ranging from approximately 6% to 14%. The leases are secured by the portable storage units and equipment under lease.

                               MOBILE MINI, INC.

     In 1994 and 1995, the Company entered into multi-year agreements (the Leases) to lease a number of portable classrooms to school districts in Arizona. Subsequent to entering the leases, the Company sold the portable classrooms and assigned the Leases to an unrelated third party. For financial reporting purposes these transactions were not recorded as sales but accounted for as collateralized borrowings in accordance with SFAS No. 13. For income tax purposes these transactions were treated as sales.

     During 1996, leases on 15 of the portable classroom buildings matured, and the Company sold all 15 buildings. During 1998, the Company negotiated the sale of all remaining portable classrooms under lease. The revenues from these sales are included in the accompanying statements of operations, and the underlying capital lease obligations for these buildings were paid in full.

     Future payments of obligations under capital leases:

               YEARS ENDING DECEMBER 31,
               -------------------------
           1999.........................................  $2,460,122
           2000.........................................     819,733
           2001.........................................      95,254
           2002.........................................      40,836
           2003.........................................      84,920
                                                          ----------
               Total payments...........................   3,500,865
               Less: Amounts representing interest......    (304,844)
                                                          ----------
                                                          $3,196,021
                                                          ==========

Certain obligations under capital leases contain financial covenants, which require the Company to maintain a specified minimum tangible net worth, a maximum funded indebtedness and a maximum senior funded indebtedness ratio.

     Gains from sale-leaseback transactions have been deferred and are being amortized over the estimated useful lives of the related assets. Unamortized gains at December 31, 1997 and 1998, approximated $271,000 and $254,000, respectively, and are reflected as a reduction in the portable storage unit lease fleet in the accompanying consolidated financial statements.

(6) 12% SENIOR SUBORDINATED NOTES:

     In October 1997, the Company issued $6.9 million of 12% Senior Subordinated Notes (the Notes) with a scheduled maturity date of November 1, 2002 and which are unsecured obligations of the Company. The Company may redeem the notes at par on or after November 1, 1999. The Notes were issued as part of a unit with Redeemable Warrants to purchase 172,500 shares of the Company's common stock at an exercise price of $5.00 per share. Additionally, the Company issued warrants to purchase 15,000 shares of common stock to the underwriters. The Company is required to maintain an interest reserve account and to maintain in the reserve account, while any of the Notes are outstanding, an amount equal to six months interest on the Notes based on the principal amount outstanding. As of December 31, 1998 and 1997, the outstanding balance of the Notes was $6.7 million and $6.6 million, net of the remaining unamortized discount of approximately $200,000 and $300,000, respectively. Interest is payable on May 1 and November 1 of each year, commencing May 1, 1998. Because the Notes were offered as part of a unit with Redeemable Warrants, a portion of the original offering price for a unit was allocated to the Notes and a portion to the Redeemable Warrants based on their respective fair market values. The resulting discount increases the effective interest rate of the Notes and is being amortized to interest expense over the life of the Notes. The

                               MOBILE MINI, INC.

Indenture governing the Notes requires the Company to comply with certain covenants including maintaining a specific tangible net worth, a maximum total funded indebtedness ratio and a maximum senior funded indebtedness ratio.

     In July 1997, the Company completed a private placement of $3.0 million of 12% senior subordinated notes (the Bridge Notes) and warrants to purchase 50,000 shares of the Company's common stock at $5.00 per share. The Company used a portion of the proceeds from the sale of the Notes described above to repay the Bridge Notes in October of 1997. The Bridge Note lender received 15,000 shares of common stock as consideration for the cancellation of the warrants originally issued to the Bridge Note lender.

(7) INCOME TAXES:

     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities at the tax rates in effect when these differences are expected to reverse.

     The provision for income taxes at December 31, 1996, 1997 and 1998 consisted of the following:

                                                 1996         1997          1998
                                               --------    ----------    ----------
Current......................................  $     --    $       --    $       --
Deferred.....................................   378,000     1,467,000     2,989,000
                                               --------    ----------    ----------
          Total..............................  $378,000    $1,467,000    $2,989,000
                                               ========    ==========    ==========

     The components of the net deferred tax liability at December 31, are as follows:

                                                   1997            1998
                                                -----------    ------------
Deferred Tax Assets (Liabilities):
  Net operating loss carryforward.............  $ 4,286,000    $  8,303,000
  Allowance for doubtful accounts.............      354,000         434,000
  Alternative minimum tax credit..............      211,000         211,000
  Other.......................................      220,000         307,000
  Accelerated tax depreciation................   (9,433,000)    (17,496,000)
  Deferred (gain) expense on sale-leaseback
     transactions.............................     (856,000)         34,000
                                                -----------    ------------
     Net deferred tax liability...............  $(5,218,000)   $ (8,207,000)
                                                ===========    ============

     A reconciliation of the federal statutory rate to the Company's effective tax rate for the years ended December 31 are as follows:

                                                              1996    1997    1998
                                                              ----    ----    ----
Statutory federal rate......................................   34%     34%     34%
State taxes, net of federal benefit.........................    6       6       6
Other.......................................................    4      --      --
                                                               --      --      --
                                                               44%     40%     40%
                                                               ==      ==      ==

                               MOBILE MINI, INC.

     At December 31, 1998, the Company had a federal net operating loss carryover of approximately $20,759,000 and a state net operating loss carryover of approximately $11,640,000 which expire if unused in years 2008 to 2018 and 1999 to 2003, respectively.

     As a result of stock ownership changes during the years presented, it is possible that the Company has undergone one or more changes in ownership which can limit the amount of net operating loss currently available as a deduction. Such limitation could result in the Company being required to pay tax currently because only a portion of the net operating loss is available. Management believes that it will fully realize its net operating loss carryforward and that a valuation reserve was not necessary at December 31, 1998.

(8) TRANSACTIONS WITH RELATED PARTIES:

     The Company leases a portion of the property comprising its Phoenix location and the property comprising its Tucson location from Richard E. Bunger's five children. Mr. Bunger is an executive officer, director and founder of the Company. Annual base payments under these leases total approximately $66,000 with an annual adjustment based on the Consumer Price Index. The term of each of these leases will expire on December 31, 2003. Additionally, the Company leases its Rialto, California facility from Mobile Mini Systems, Inc., a corporation, wholly owned by Mr. Bunger, for total annual base payments of $204,000, with annual adjustments based on the Consumer Price Index. The Rialto lease is for a term of 15 years, expiring on December 31, 2011. Management believes the rental rates reflect the fair market value of these properties. The Company purchased certain leased property at its Maricopa, Arizona facility from Mr. Bunger on March 29, 1996, for a purchase price of $335,000, which management believes represented the fair market value of the property.

     The Company obtains services throughout the year from Skilquest, Inc., a company engaged in sales and management support programs. Skilquest, Inc. is owned by Carolyn Clawson, the daughter of Mr. Richard E. Bunger and sister of Steven G. Bunger. The Company made aggregate payments of approximately $73,000 and $69,000 to Skilquest, Inc. in 1997 and 1998 respectively, which the Company believes represented the fair market value for the services performed.

     The Company acquired 20 trucks from Richard E. Bunger in October, 1998. The purchase price was $256,000 which the Company believes represented the fair market value for these assets.

     All ongoing and future transactions with affiliates will be on terms no less favorable than could be obtained from unaffiliated parties and will be approved by a majority of the independent and disinterested directors.

(9) BENEFIT PLANS:

STOCK OPTION PLAN

     In August 1994, the Company's board of directors adopted the Mobile Mini, Inc. 1994 Stock Option Plan (the Plan). Under the terms of the Plan, both incentive stock options (ISOs), which are intended to meet the requirements of
Section 422 of the Internal Revenue Code, and non-qualified stock options may be granted. ISOs may be granted to the officers and key personnel of the Company. Non-qualified stock options may be granted to the Company's directors and key personnel, and to providers of various services to the Company. The purpose of the Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to others whose job performance or services affect the Company.

                               MOBILE MINI, INC.

     Under the Plan, as amended in 1998, options to purchase a maximum of 1,200,000 shares of the Company's common stock may be granted. The exercise price for any option granted under the Plan may not be less than 100% (110% if the option is an ISO granted to a stockholder who at the time the option is granted owns stock comprising more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the common stock at the time the option is granted. The option holder may pay the exercise price in cash or by delivery of previously acquired shares of common stock of the Company that have been held for at least six months.

     The Plan is administered by the compensation committee of the board of directors, which determines whether options will be granted, whether options will be ISOs or non-qualified options, which directors, officers, key personnel and service providers will be granted options, the vesting schedule for options and the number of options to be granted, subject to the aggregate maximum number set forth above. Each option granted must expire no more than 10 years from the date it is granted.

     The board of directors may amend the Plan at any time, except that approval of the Company's shareholders is required for any amendment that increases the aggregate number of shares which may be issued pursuant to the Plan, changes the class of persons eligible to receive options, modifies the period within which options may be granted, modifies the period within which options may be exercised or the terms upon which options may be exercised, or increases the material benefits accruing to the participants under the Plan. Unless previously terminated by the board of directors, the Plan will terminate in November, 2003, but any option granted thereunder will continue until its expiration date.

     The Company accounts for its stock-based compensation plan under APB No. 25, under which no compensation expense has been recognized in the accompanying financial statements for stock-based employee awards. All stock options have been granted with an exercise price equal to or greater than the fair value of the Company's common stock on the date of grant. The Company adopted SFAS No. 123 for disclosure purposes in 1996. For purposes of SFAS No. 123, the fair value of each option granted has been estimated at the date of the grant using the Black-Scholes option pricing model using the following assumptions:

                                              1996          1997            1998
                                            ---------    -----------    -------------
Risk free interest rates range............    6.4%       6.0 to 6.6%    5.27 to 5.49%
Expected holding period...................  4.0 years     4.0 years       4.0 years
Dividend rate.............................    0.0%          0.0%            0.0%
Expected volatility.......................    48.0%         55.4%           53.5%

     Under these assumptions, the fair value of the stock options granted was $99,418, $190,570 and $329,774 for 1996, 1997 and 1998, respectively. These amounts would be amortized on the straight-line basis as compensation expense, over the average holding period of the options. If the Company had accounted for stock options consistent with SFAS No. 123, utilizing the assumptions

                               MOBILE MINI, INC.

detailed above, the Company's net income and earnings per share would have been reported as follows at December 31:

                                                 1996         1997          1998
                                                -------    ----------    ----------
Net income
  As reported.................................  $70,222    $2,200,396    $4,483,967
  Pro forma...................................   14,548     2,086,054     4,286,102
Basic EPS:
  As reported.................................  $  0.01    $     0.33    $     0.57
  Pro forma...................................       --          0.31          0.55
Diluted EPS:
  As reported.................................  $  0.01    $     0.32    $     0.53
  Pro forma...................................       --          0.31          0.51

     The effect of applying SFAS No. 123 for providing pro forma disclosures is not likely to be representative of the effect on reported net income or earnings per share for future years, because options vest over several years, additional stock options are generally awarded in each year, and SFAS No. 123 has not been applied to options granted prior to January 1, 1995.

     The following summarizes the activities under the Company's stock option plan for the years ended December 31, 1996, 1997 and 1998:

                                    1996                         1997                         1998
                         --------------------------   --------------------------   --------------------------
                                        WEIGHTED                     WEIGHTED                     WEIGHTED
                         NUMBER OF      AVERAGE       NUMBER OF      AVERAGE       NUMBER OF      AVERAGE
                          SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE
                         ---------   --------------   ---------   --------------   ---------   --------------
Options outstanding,
  beginning of year....   241,000        $4.04         347,000        $3.89         552,000        $3.80
Granted................   156,000         3.43         206,500         3.64         212,750         6.87
Canceled/Expired.......   (50,000)        3.16          (1,300)        3.25          (7,700)        4.56
Exercised..............        --           --            (200)        3.25            (900)        4.21
                          -------                      -------                      -------
Options outstanding,
  end of year..........   347,000        $3.89         552,000        $3.80         756,150        $4.66
                          -------                      -------                      -------
Options exercisable,
  end of year..........   148,500        $4.02         247,050        $3.91         393,525        $4.22
                          -------                      -------                      -------
Options available for
  grant, end of year...   196,125                      197,800                      442,750
                          =======                      =======                      =======
Weighted average fair
  value of options
  granted..............                  $1.70                        $1.75                        $3.23
                                         =====                        =====                        =====

                               MOBILE MINI, INC.

     Options outstanding and exercisable by price range as of December 31, 1998 are as follows:

                                         OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                --------------------------------------    -----------------------
                                                WEIGHTED
                                                 AVERAGE      WEIGHTED                   WEIGHTED
                                                REMAINING     AVERAGE                    AVERAGE
           RANGE OF               OPTIONS      CONTRACTUAL    EXERCISE      OPTIONS      EXERCISE
       EXERCISE PRICES          OUTSTANDING       LIFE         PRICE      EXERCISABLE     PRICE
       ---------------          -----------    -----------    --------    -----------    --------
$3.12 - $3.88.................    343,200         7.17         $ 3.50       194,500       $ 3.57
$4.00 - $4.81.................    201,000         3.07           4.31       154,200         4.27
$5.38 - $5.38.................      3,000         6.58           5.38         3,000         5.38
$6.13 - $6.13.................    161,450         9.08           6.13        32,450         6.13
$8.88 - $8.88.................     25,000         9.59           8.88            --           --
$10.13 - $10.13...............     22,500         9.58          10.13         9,375        10.13
                                  -------         ----         ------       -------       ------
$3.12 - $10.13................    756,150         6.64         $ 4.66       393,525       $ 4.22
                                  =======         ====         ======       =======       ======

401(K) PLAN

     In 1995, the Company established a contributory retirement plan (the 401(k)
Plan) covering eligible employees with at least one year of service. The 401(k) Plan is designed to provide tax-deferred retirement benefits to the Company's employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code.

     The 401(k) Plan provides that each participant may annually contribute 2% to 15% of his or her salary, not to exceed the statutory limit. The Company may make a qualified non-elective contribution in an amount as determined by the Company. Under the terms of the 401(k) Plan, the Company may also make discretionary profit sharing contributions. Profit sharing contributions are allocated among participants based on their annual compensation. Each participant has the right to direct the investment of their funds among certain named plans. The Company did not make any qualified non-elective contributions or profit sharing contributions to the 401(k) Plan prior to 1997. In 1997 and 1998, the Company contributed 10% of the employees contributions up to a maximum of $500 per employee.

(10) COMMITMENTS AND CONTINGENCIES:

     As discussed more fully in Note 8, the Company is obligated under noncancellable operating leases with related parties. The Company also leases its corporate offices and other properties, as well as operating equipment from third parties under noncancellable operating leases. Rent expense under these agreements was approximately $649,000, $932,000, and $1,413,000 for the years ended December 31, 1996, 1997, and 1998, respectively. Total future commitments under all noncancellable agreements for the years ended December 31, are approximately as follows:

1999....................................................  $1,437,000
2000....................................................   1,435,000
2001....................................................   1,172,000
2002....................................................     895,000
2003....................................................     690,000
Thereafter..............................................   3,707,000
                                                          ----------
                                                          $9,336,000
                                                          ==========

                               MOBILE MINI, INC.

     The Company is involved in certain legal proceedings arising in the normal course of business. In the opinion of management, the Company's potential exposure under the pending proceedings is adequately provided for in the accompanying financial statements and any adverse outcome will not have a material impact on the Company's results of operations or its financial condition.

(11) STOCKHOLDERS' EQUITY:

     Redeemable Warrants to purchase 187,500 shares of the Company's common stock at $5.00 per share (subject to adjustment as described below) were issued in connection with the issuance of the Notes (Note 6). A portion of the original offering price was allocated to the Notes and the Redeemable Warrants based on their relative fair values. The Redeemable Warrants first became exercisable on March 1, 1998. The expiration date of the Redeemable Warrants is November 1, 2002. After October 13, 1999, the Company has the right to redeem the Redeemable Warrants at any time after the date that the closing price of the common stock has equaled or exceeded $8.75 per share for a period of 20 consecutive trading days. The redemption price is $0.05 per Redeemable Warrant.

     The number of shares of common stock for which a Redeemable Warrant is exercisable and the purchase price thereof are subject to adjustment from time to time upon the occurrence of certain events, including certain dividends and distributions and issuances of shares of common stock at a price below the market price. A Redeemable Warrant does not entitle the holder thereof to receive any dividends paid on common stock nor does a holder of Redeemable Warrants, as such, have any rights of a stockholder of the Company. As of December 31, 1998, 4,875 of the Redeemable Warrants had been exercised for an equal amount of the Company's common stock, with proceeds to the Company of approximately $24,000.

(12) ACQUISITIONS:

     The Company acquired the assets of three companies during the year ended December 31, 1998. The acquisitions were accounted for as purchases in accordance with Accounting Principals Boards (APB) Opinion No. 16, and accordingly, the purchased assets were recorded at their estimated fair values at the date of acquisition. The accompanying consolidated financial statements include the operations of the acquired companies from their respective dates of acquisition.

     The aggregate purchase price of the operations acquired consist of:

Cash........................................................  $3,944,000
Common Stock................................................     684,000
Other acquisition costs.....................................      73,000
                                                              ----------
          Total.............................................  $4,701,000
                                                              ==========

The Company issued 18,022 shares of its common stock in 1998 and 85,468 shares in 1999 in connection with these acquisitions.

     The fair value of the assets purchased has been allocated as follows:

Receivables.................................................  $   42,000
Portable storage units......................................   3,157,000
Equipment...................................................     179,000
Deposit and prepaid expenses................................      77,000
Goodwill....................................................   1,246,000
                                                              ----------
          Total.............................................  $4,701,000
                                                              ==========

                               MOBILE MINI, INC.

Goodwill is amortized using the straight line method over 25 years from the date of the acquisition. The Company did not make any acquisitions in 1997. Included in other assets at December 31, 1998 is $1,210,000 of goodwill, net of accumulated amortization of $36,000.

(13) SEGMENT REPORTING:

     The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, effective December 31, 1998. SFAS No. 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. Pursuant to SFAS No. 131, public business enterprises must report certain information about operating segments in annual financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.

     The Company's management approach includes those segments within its enterprise on which operating decisions are made based on evaluation of performance, results and profitability. The Company has two reportable segments: branch operations and corporate sales. The branch operations segment includes the leasing and sales of portable storage units to businesses and consumers in the general geographic area of each branch. This segment also includes the Company's dealer program and the manufacturing facilities which are responsible for the purchase, manufacturing and refurbishment of the Company's products for leasing, sales or equipment additions to the Company's delivery systems. The corporate sales segment relates to the Company's specialty type product sales and includes the Telecommunication and Modular divisions of the Company.

     The accounting policies of the segments are the same as those described in
Note 1. The Company evaluates performance and profitability before interest costs, income taxes and major non-recurring transactions. The Company does not account for intersegment revenues or expenses between its segments or divisions.

     The Company's reportable segments concentrate on the Company's core business of leasing, manufacturing, and selling of portable storage and office units. Included in the branch operations segment is the Company's dealer division that sells to the Company's dealer network, portable storage units which are reasonably consistent with the storage units leased and sold by the Company's branches. This business was discontinued in December 1998. The corporate sales segment, which does not engage in leasing activities, is distinct in that its products are highly customized designs and structures to accommodate specific orders. Each operating segment has managers who meet regularly and are accountable to the chief operating decision maker for operating activities, financial results and ongoing plans including the influence of competition.

                               MOBILE MINI, INC.

                                      BRANCH       CORPORATE
    FOR THE FISCAL YEAR ENDED:      OPERATIONS       SALES          OTHER        COMBINED
    --------------------------      -----------    ----------    -----------    -----------
DECEMBER 31, 1996:
Revenues from external
  customers.......................  $33,666,625    $8,070,754    $   688,222    $42,425,601
Allocated interest expense........    3,583,800       310,355             --      3,894,155
Depreciation and amortization
  expense.........................    1,563,500        41,082        108,837      1,713,419
Segment profit (loss).............      245,289      (175,067)            --         70,222
Segment assets -- lease fleet.....   32,540,855            --             --     32,540,855
Segment assets -- property, plant
  and equipment...................   16,659,658       123,763        912,625     17,696,046
Expenditures for long-lived
  assets -- lease fleet...........    7,737,552            --             --      7,737,552
Expenditures for long-lived
  assets -- PP&E..................    3,451,225        69,599       (507,577)     3,013,247
DECEMBER 31, 1997:
Revenues from external
  customers.......................  $40,555,576    $4,883,175    $   643,872    $46,082,623
Allocated interest expense........    4,980,955        53,901             --      5,034,856
Depreciation and amortization
  expense.........................    2,002,123        22,670        228,471      2,253,264
Segment profit....................    2,109,282        91,114             --      2,200,396
Segment assets -- lease fleet.....   49,150,986            --             --     49,150,986
Segment assets -- property, plant
  and equipment...................   16,677,428       121,564      1,212,924     18,011,916
Expenditures for long-lived
  assets -- lease fleet...........   17,078,799            --             --     17,078,799
Expenditures for long-lived
  assets -- PP&E..................    2,489,201        13,107       (362,103)     2,140,205
DECEMBER 31, 1998:
Revenues from external
  customers.......................  $48,677,951    $3,749,278    $   249,302    $52,676,531
Allocated interest expense........    5,890,730         5,609             --      5,896,339
Depreciation and amortization
  expense.........................    2,493,289        23,678        367,040      2,884,007
Segment profit (loss).............    4,723,752      (239,785)            --      4,483,967
Segment assets -- lease fleet.....   76,589,831            --             --     76,589,831
Segment assets -- property, plant
  and equipment...................   19,211,170       106,580        944,988     20,262,738
Expenditures for long-lived
  assets -- lease fleet...........   23,492,555            --             --     23,492,555
Expenditures for long-lived
  assets -- PP&E..................    5,122,157         2,231     (1,349,029)     3,775,359

(14) EVENT SUBSEQUENT TO DATE OF AUDITORS' REPORT (UNAUDITED):

     On April 3, 1999, the Company entered into an agreement to acquire substantially all of the assets of National Security Containers, L.L.C., a portable storage leasing company for total consideration of $25.5 million. The closing of this acquisition is subject to a number of conditions, but is expected to close before the end of April 1999.

                                      [IBC

                                 4 COLOR WORK]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,100,000 SHARES

                            [MOBILE MINI, INC. LOGO]

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                 BT ALEX. BROWN

                           A.G. EDWARDS & SONS, INC.

                         MORGAN KEEGAN & COMPANY, INC.

                     PEACOCK, HISLOP, STALEY & GIVEN, INC.

                                           , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant estimates that expenses in connection with the offering described in this registration statement (other than underwriting and brokerage discounts and commissions) will be as follows:

SEC Registration Fee........................................  $ 12,574
NASD Registration Fee.......................................     4,956
Nasdaq Application Fee......................................    17,500
Printing and Engraving Fees.................................    80,000
Legal Fees and Expenses.....................................   100,000
Accounting Fees and Expenses................................    75,000
Miscellaneous Expenses......................................    59,970
                                                              --------
Total.......................................................  $350,000
                                                              ========

     All amounts except the SEC and NASD registration fees are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law.

     In addition, the Registrant's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Registrant's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Registrant has a $10 million director and officer liability policy.

ITEM 16.  EXHIBITS


 EXHIBIT
  NUMBER                              DESCRIPTION
----------                            -----------
 1.1*         Form of Underwriting Agreement
 3.1(9)       Amended and Restated Certificate of Incorporation of Mobile
              Mini, Inc.
 3.2(12)      Certificate of Designation, Preferences and Rights of the
              Series of Preferred Stock of Mobile Mini, Inc. to be
              Designated Series B Convertible Preferred Stock

 EXHIBIT
  NUMBER                              DESCRIPTION
----------                            -----------
 4.1(1)       Form of Common Stock Certificate
 4.2(2)       Agreement and Form of Warrant for Warrants issued in
              connection with 12% Notes.
 4.3(2)       Indenture dated as of October 14, 1997 between the
              Registrant and Harris Trust and Savings Bank
 5.1*         Opinion of Bryan Cave LLP
10.3(9)       Mobile Mini, Inc. Amended and Restated 1994 Stock Option
              Plan
10.5(5)       Senior Credit Agreement dated as of March 28, 1996 among
              Mobile Mini, Inc., each of the financial institutions
              initially a signatory thereto, together with assignees, as
              Lenders, and BT Commercial Corporation, as Agent.
10.5.1(6)     Amendment No. 1 to Senior Credit Agreement
10.5.2(6)     Amendment No. 2 to Senior Credit Agreement
10.5.3(7)     Amendment No. 3 to Senior Credit Agreement
10.5.4(2)     Amendment No. 4 to Senior Credit Agreement
10.5.5(8)     Amendment No. 5 to Senior Credit Agreement
10.5.6(10)    Amendment No. 6 to Senior Credit Agreement
10.5.7(11)    Amendment No. 7 to Senior Credit Agreement
10.8(1)       Lease Agreement by and between Steven G. Bunger, Michael J.
              Bunger, Carolyn A. Clawson, Jennifer J. Blackwell, Susan E.
              Bunger and Mobile Mini Storage Systems dated January 1, 1994
10.9(1)       Lease Agreement by and between Steven G. Bunger, Michael J.
              Bunger, Carolyn A. Clawson, Jennifer J. Blackwell, Susan E.
              Bunger and Mobile Mini Storage Systems dated January 1, 1994
10.10(1)      Lease Agreement by and between Steven G. Bunger, Michael J.
              Bunger, Carolyn A. Clawson, Jennifer J. Blackwell, Susan E.
              Bunger and Mobile Mini Storage Systems dated January 1, 1994
10.11(1)      Lease Agreement by and between Mobile Mini Systems, Inc. and
              Mobile Mini Storage Systems dated January 1, 1994
10.12(3)      Amendment to Lease Agreement by and between Steven G.
              Bunger, Michael J. Bunger, Carolyn A. Clawson, Jennifer J.
              Blackwell, Susan E. Bunger and Mobile Mini Storage Systems
              dated August 15, 1994
10.13(2)      Amendment to Lease Agreement by and between Steven G.
              Bunger, Michael J. Bunger, Carolyn A. Clawson, Jennifer J.
              Blackwell, Susan E. Bunger and Mobile Mini Storage Systems
              dated August 15, 1994
10.14(3)      Amendment to Lease Agreement by and between Steven G.
              Bunger, Michael J. Bunger, Carolyn A. Clawson, Jennifer J.
              Blackwell, Susan E. Bunger and Mobile Mini Storage Systems
              dated August 15, 1994
10.15(4)      Amendment to Lease Agreement by and between Mobile Mini
              Storage Systems, Inc., a California corporation, and the
              Registrant dated December 30, 1994
10.16(5)      Lease Agreement by and between Richard E. and Barbara M.
              Bunger and the Registrant dated November 1, 1995
10.17(5)      Amendment to Lease Agreement by and between Richard E. and
              Barbara M. Bunger and the Registrant dated November 1, 1995
10.18(9)      Amendment No. 2 to Lease Agreement between Mobile Mini
              Storage Systems, Inc. and the Registrant
10.19(1)      Patents and Patents Pending
10.20(1)      U.S. and Canadian Trade Name and Service Mark Registration

 EXHIBIT
  NUMBER                              DESCRIPTION
----------                            -----------
10.21(11)     Asset Purchase Agreement dated as of April 3, 1999 among the
              Registrant, National Security Containers, L.L.C. and Alfred
              R. Ghelfi
11(10)        Statement Re: Computation of Per Share Earnings
21(9)         Subsidiaries of Mobile Mini, Inc.
23            Consent of Arthur Andersen LLP
24.1*         Power of Attorney.


---------------

 * Previously filed.

 (1) Incorporated by reference to the Registrant's Registration Statement on Form SB-2 (No. 33-71528-LA), as amended

 (2) Incorporated by reference to the Registrant's Registration Statement on Form S-2 (No. 333-34413)

 (3) Incorporated by reference from the Registrant's Form 10-QSB for the quarter ended September 30, 1994

 (4) Incorporated by reference from the Registrant's Form 10-KSB for the fiscal year ended December 31, 1994

 (5) Incorporated by reference from the Registrant's Form 10-KSB for the fiscal year ended December 31, 1995

 (6) Incorporated by reference to the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1996

 (7) Incorporated by reference to the Registrant's Report on Form 10-Q for the quarter ended June 30, 1997

 (8) Incorporated by reference to the Registrant's Report on Form 10-Q for the quarter ended March 31, 1998

 (9) Incorporated by reference to the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1997

(10) Incorporated by reference to the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1998

(11) Incorporated by reference to the Registrant's Report on Form 8-K dated April 1, 1999


(12) Incorporated by reference to the Registrant's Report on Form 8-K dated April 30, 1999


     ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


     (d) That:



          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tempe, Arizona, on this 4th day of May, 1999.


                                          MOBILE MINI, INC.

                                          By:     /s/ STEVEN G. BUNGER
                                            ------------------------------------
                                              Steven G. Bunger,
                                              President, Chief Executive Officer
                                              and
                                              Director

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                  TITLE                      DATE
                     ---------                                  -----                      ----

               /s/ STEVEN G. BUNGER                  President, Chief Executive           May 4, 1999
---------------------------------------------------    Officer and Director
                 Steven G. Bunger                      (principal executive
                                                       officer)

             /s/ LAWRENCE TRACHTENBERG               Executive Vice President,            May 4, 1999
---------------------------------------------------    Chief Financial Officer
               Lawrence Trachtenberg                   and Director (principal
                                                       financial officer)

               /s/ DEBORAH K. KEELEY                 Vice President and                   May 4, 1999
---------------------------------------------------    Controller (principal
                 Deborah K. Keeley                     accounting officer)

                         *                           Chairman of the Board                May 4, 1999
---------------------------------------------------
                 Richard E. Bunger

                         *                           Director                             May 4, 1999
---------------------------------------------------
                  George Berkner

                         *                           Director                             May 4, 1999
---------------------------------------------------
                Ronald J. Marusiak

                         *                           Director                             May 4, 1999
---------------------------------------------------
                Stephen A McConnell

                     SIGNATURE                                  TITLE                      DATE
                     ---------                                  -----                      ----
           *By /s/ LAWRENCE TRACHTENBERG                                                  May 4, 1999
---------------------------------------------------
               Lawrence Trachtenberg
                 Attorney-in-Fact

                                 EXHIBIT INDEX


 EXHIBIT
  NUMBER                              DESCRIPTION
----------                            -----------
 1.1*         Form of Underwriting Agreement
 3.1(9)       Amended and Restated Certificate of Incorporation of Mobile
              Mini, Inc.
 3.2(12)      Certificate of Designation, Preferences and Rights of the
              Series of Preferred Stock of Mobile Mini, Inc. to be
              Designated Series B Convertible Preferred Stock
 4.1(1)       Form of Common Stock Certificate
 4.2(2)       Agreement and Form of Warrant for Warrants issued in
              connection with 12% Notes.
 4.3(2)       Indenture dated as of October 14, 1997 between the
              Registrant and Harris Trust and Savings Bank
 5.1*         Opinion of Bryan Cave LLP
10.3(9)       Mobile Mini, Inc. Amended and Restated 1994 Stock Option
              Plan
10.5(5)       Senior Credit Agreement dated as of March 28, 1996 among
              Mobile Mini, Inc., each of the financial institutions
              initially a signatory thereto, together with assignees, as
              Lenders, and BT Commercial Corporation, as Agent.
10.5.1(6)     Amendment No. 1 to Senior Credit Agreement
10.5.2(6)     Amendment No. 2 to Senior Credit Agreement
10.5.3(7)     Amendment No. 3 to Senior Credit Agreement
10.5.4(2)     Amendment No. 4 to Senior Credit Agreement
10.5.5(8)     Amendment No. 5 to Senior Credit Agreement
10.5.6(10)    Amendment No. 6 to Senior Credit Agreement
10.5.7(11)    Amendment No. 7 to Senior Credit Agreement
10.8(1)       Lease Agreement by and between Steven G. Bunger, Michael J.
              Bunger, Carolyn A. Clawson, Jennifer J. Blackwell, Susan E.
              Bunger and Mobile Mini Storage Systems dated January 1, 1994
10.9(1)       Lease Agreement by and between Steven G. Bunger, Michael J.
              Bunger, Carolyn A. Clawson, Jennifer J. Blackwell, Susan E.
              Bunger and Mobile Mini Storage Systems dated January 1, 1994
10.10(1)      Lease Agreement by and between Steven G. Bunger, Michael J.
              Bunger, Carolyn A. Clawson, Jennifer J. Blackwell, Susan E.
              Bunger and Mobile Mini Storage Systems dated January 1, 1994
10.11(1)      Lease Agreement by and between Mobile Mini Systems, Inc. and
              Mobile Mini Storage Systems dated January 1, 1994
10.12(3)      Amendment to Lease Agreement by and between Steven G.
              Bunger, Michael J. Bunger, Carolyn A. Clawson, Jennifer J.
              Blackwell, Susan E. Bunger and Mobile Mini Storage Systems
              dated August 15, 1994
10.13(2)      Amendment to Lease Agreement by and between Steven G.
              Bunger, Michael J. Bunger, Carolyn A. Clawson, Jennifer J.
              Blackwell, Susan E. Bunger and Mobile Mini Storage Systems
              dated August 15, 1994
10.14(3)      Amendment to Lease Agreement by and between Steven G.
              Bunger, Michael J. Bunger, Carolyn A. Clawson, Jennifer J.
              Blackwell, Susan E. Bunger and Mobile Mini Storage Systems
              dated August 15, 1994
10.15(4)      Amendment to Lease Agreement by and between Mobile Mini
              Storage Systems, Inc., a California corporation, and the
              Registrant dated December 30, 1994
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


 EXHIBIT
  NUMBER                              DESCRIPTION
----------                            -----------
10.16(5)      Lease Agreement by and between Richard E. and Barbara M.
              Bunger and the Registrant dated November 1, 1995
10.17(5)      Amendment to Lease Agreement by and between Richard E. and
              Barbara M. Bunger and the Registrant dated November 1, 1995
10.18(9)      Amendment No. 2 to Lease Agreement between Mobile Mini
              Storage Systems, Inc. and the Registrant
10.19(1)      Patents and Patents Pending
10.20(1)      U.S. and Canadian Trade Name and Service Mark Registration
10.21(11)     Asset Purchase Agreement dated as of April 3, 1999 among the
              Registrant, National Security Containers, L.L.C. and Alfred
              R. Ghelfi
11(10)        Statement Re: Computation of Per Share Earnings
21(9)         Subsidiaries of Mobile Mini, Inc.
23            Consent of Arthur Andersen LLP
24.1*         Power of Attorney.
              All other exhibits are omitted as the information required is inapplicable
---------------
*             Previously filed.
(1)           Incorporated by reference to the Registrant's Registration
              Statement on Form SB-2 (No. 33-71528-LA), as amended
(2)           Incorporated by reference to the Registrant's Registration
              Statement on Form S-2 (No. 333-34413)
(3)           Incorporated by reference from the Registrant's Form 10-QSB for the quarter ended September 30, 1994
(4)           Incorporated by reference from the Registrant's Form 10-KSB for the fiscal year ended December 31, 1994
(5)           Incorporated by reference from the Registrant's Form 10-KSB for the fiscal year ended December 31, 1995
(6)           Incorporated by reference to the Registrant's Report on Form
              10-K for the fiscal year ended December 31, 1996
(7)           Incorporated by reference to the Registrant's Report on Form
              10-Q for the quarter ended June 30, 1997
(8)           Incorporated by reference to the Registrant's Report on Form
              10-Q for the quarter ended March 31, 1998
(9)           Incorporated by reference to the Registrant's Report on Form
              10-K for the fiscal year ended December 31, 1997
(10)          Incorporated by reference to the Registrant's Report on Form
              10-K for the fiscal year ended December 31, 1998
(11)          Incorporated by reference to the Registrant's Report on Form
              8-K dated April 1, 1999
(12)          Incorporated by reference to the Registrant's Report on Form
              8-K dated April 30, 1999